


NVR

ANNUAL REPORT 2012

Profile of NVR, Inc.

Corporate Profile

Headquartered in Reston, Virginia, NVR, Inc. is one of America's leading homebuilders. We serve homebuyers in twenty-seven metropolitan areas in fifteen states and Washington, D.C., including:

Mid Atlantic:	Maryland, Virginia, West Virginia, Delaware & Washington, D.C.
North East:	Eastern Pennsylvania and New Jersey
Mid East:	Kentucky, New York, Ohio, Indiana, Illinois & Western Pennsylvania
South East:	North Carolina, South Carolina, Tennessee & Florida

Homebuilding

Our homebuilding operations sell and build homes under four brand names:

Ryan Homes — Founded in 1948 in Pittsburgh, Pennsylvania, to provide housing in the expanding post-war economy, Ryan Homes has constructed more than 325,000 homes in the past sixty-five years. Ryan Homes currently operates in every state listed above. Ryan offers a variety of home-buying options to suit a broad spectrum of consumer needs, whether single-family, townhouse, or garden condominium.

NVHomes — Offering additional architectural details and designer elements tailored to suit the most discriminating of tastes, NVHomes has earned a reputation for luxury, quality, and value. Established in 1980 in Northern Virginia, NVHomes now operates in Virginia, Maryland, Delaware and Pennsylvania.

Fox Ridge Homes — Founded in 1961, Fox Ridge Homes is one of the largest homebuilders in Nashville, Tennessee. Fox Ridge focuses primarily on the first-time homebuyer and first-time move-up markets.

Heartland Homes — Founded in 1984, Heartland Homes is a leading homebuilder in Pittsburgh, Pennsylvania, and markets primarily luxury homes.

Our **Building Products** operation supports construction operations, with manufacturing facilities in Maryland, Pennsylvania, Ohio, New York, New Jersey, North Carolina and Tennessee. Building Products supplies structural building components, produced to exacting standards in a controlled environment and then delivered to the job site to reduce waste and improve efficiency.

Mortgage Banking

NVR Mortgage — The mission of the mortgage subsidiary is to serve the needs of NVR homebuyers. With headquarters in Reston, Virginia, NVR Mortgage offers mortgage services in all markets in which homebuilding operates.

NVR Settlement Services — Also headquartered in Reston, Virginia, this subsidiary provides a complete range of settlement and title services to support NVR's homebuilding operations.

Common stock of NVR, Inc. trades on the New York Stock Exchange under the symbol, NVR.


$250
$200
$150
$100
$50
$0
Millions
2008
2009
2010
2011
2012
NET INCOME


$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
2008
2009
2010
2011
2012
DILUTED EARNINGS PER SHARE

To our Shareholders

During 2012, the homebuilding environment began to exhibit some stabilization after several turbulent years. While we are optimistic that housing has entered the recovery stage of the business cycle, we know there are still challenges ahead. Homebuyer confidence continues to be negatively impacted by high unemployment rates and concerns regarding job stability. In addition, the difficult mortgage lending environment has impacted the ability of many potential homebuyers to obtain mortgage financing. Despite these challenges, the housing recovery is being driven by historically low interest rates and improved affordability, which makes now a great time to buy a new home. In 2012, we achieved the following results:

- Net income was $180.6 million (up 40% vs. 2011)
- Homebuilding revenues were $3.1 billion (up 20% vs. 2011)
- Diluted earnings per share of $35.12 (up 53% vs. 2011)
- New orders were 10,954 (up 18% vs. 2011)
- Year-end backlog of 4,979 units, with a dollar value of $1.7 billion

At NVR, the customer always comes first. Whether we are helping our customers navigate financing options, assisting them with selling an existing home, building a quality home, or standing behind our product, we're committed to exceeding our customers' expectations through all stages of their home purchase. We're proud that over 95% of our customers recognize our commitment and would recommend us to family and friends. Treating our customers this way is important and the only way we do business.

A critical reason for our consistent success lies with our commitment to a proven business strategy emphasizing market concentration. We strive to be the dominant homebuilder in each of our markets. The local market scale resulting from this strategy allows us to leverage our existing employees, management staff, local market knowledge, and relationships with business partners.

The second component of our business model emphasizes liquidity while minimizing risk. We avoid developing land and speculative building. Instead, we focus on our strength – selling and building quality homes. We acquire finished lots at market prices from reliable local developers under fixed price purchase agreements. These agreements typically allow us to purchase lots on a just-in-time basis, after we have sold homes on these lots. Our commitment to this practice has resulted in lower capital requirements, higher returns on capital, and the financial flexibility to take advantage of new opportunities as they arise.

We are proud of the performance of our employees, subcontractors, developers, and suppliers and would like to thank them for their remarkable efforts this year. Their commitment to NVR has been instrumental in allowing us to outperform throughout the housing downturn. Their efforts will be equally important in helping us grow as market conditions improve.


12,000
10,000
8,000
6,000
4,000
2,000
0
Units
2008
2009
2010
2011
2012
NEW ORDERS


$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
Billions
2008
2009
2010
2011
2012
HOMEBUILDING REVENUE


6,000
5,000
4,000
3,000
2,000
1,000
0
Units
2008
2009
2010
2011
2012
BACKLOG

As we look toward 2013, we are excited about the year ahead. Low mortgage rates and improved affordability make now a great time to buy a new home. With our commitment to customer service, proven business model, and dedicated team of employees and business partners, NVR will continue to outperform the industry in 2013 and for many years to come.

Sincerely,



Dwight C. Schar
Chairman of the Board



Paul C. Saville
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______________

Commission file number 1-12378

NVR, Inc.
(Exact Name of Registrant as Specified in its Charter)

Virginia	**54-1394360**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

11700 Plaza America Drive, Suite 500 Reston, Virginia	20190
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (703) 956-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No__

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer X	Accelerated filer __
Non-accelerated filer __ (Do not check if a Smaller Reporting Company)	Smaller Reporting Company __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

The aggregate market value of the voting stock held by non-affiliates of NVR, Inc. on June 30, 2012, the last business day of NVR, Inc.'s most recently completed second fiscal quarter, was approximately $4,130,615,000.

As of February 14, 2013 there were 4,996,234 total shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement of NVR, Inc. to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934 on or prior to April 30, 2013 are incorporated by reference into Part III of this report.

(This Page Intentionally Left Blank)

INDEX

PART I

Item 1. Business.

General

NVR, Inc. ("NVR") was formed in 1980 as NVHomes, Inc. Our primary business is the construction and sale of single-family detached homes, townhomes and condominium buildings, all of which are primarily constructed on a pre-sold basis. To more fully serve customers of our homebuilding operations, we also operate a mortgage banking and title services business. We conduct our homebuilding activities directly. Our mortgage banking operations are operated primarily through a wholly owned subsidiary, NVR Mortgage Finance, Inc. ("NVRM"). Unless the context otherwise requires, references to "NVR", "we", "us" or "our" include NVR and its consolidated subsidiaries.

We are one of the largest homebuilders in the United States. While we operate in multiple locations in fifteen states and Washington, D.C., primarily in the eastern part of the United States, approximately 38% of our home settlements in 2012 occurred in the Washington, D.C. and Baltimore, MD metropolitan areas, which accounted for approximately 47% of our 2012 homebuilding revenues. Our homebuilding operations include the construction and sale of single-family detached homes, townhomes and condominium buildings under four trade names: Ryan Homes, NVHomes, Fox Ridge Homes and, as of January 1, 2013, Heartland Homes, which we acquired on December 31, 2012. See Item 7 herein for additional discussion of the Heartland Homes acquisition. The Ryan Homes and Fox Ridge Homes products are marketed primarily to first-time and first-time move-up buyers. Ryan Homes operates in twenty-seven metropolitan areas located in Maryland, Virginia, Washington, D.C., West Virginia, Pennsylvania, New York, North Carolina, South Carolina, Florida, Ohio, New Jersey, Delaware, Indiana, Illinois, Kentucky and Tennessee. The Fox Ridge Homes product is sold solely in the Nashville, TN metropolitan area. The NVHomes and Heartland Homes products are marketed primarily to move-up and up-scale buyers. The NVHomes product is sold in Delaware and the Washington, D.C., Baltimore, MD and Philadelphia, PA metropolitan areas. The Heartland Homes product is sold in the Pittsburgh, PA metropolitan area. In 2012, our average price of a settled unit was approximately $317,100.

Historically, we generally have not engaged in land development (see discussion below on our limited land development activities). Instead, we typically acquire finished building lots at market prices from various development entities under fixed price purchase agreements ("purchase agreements") that require deposits that may be forfeited if we fail to perform under the purchase agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts and represent a percentage, typically ranging up to 10%, of the aggregate purchase price of the finished lots.

We believe that our lot acquisition strategy avoids the financial requirements and risks associated with direct land ownership and land development. We may, at our option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of our intent not to acquire the finished lots under contract. Our sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidated damage provision contained within the purchase agreements. We do not have any financial guarantees or completion obligations and we typically do not guarantee lot purchases on a specific performance basis under these purchase agreements. None of the creditors of any of the development entities with which we have entered these purchase agreements have recourse to our general credit. We generally seek to maintain control over a supply of lots believed to be suitable to meet our five-year business plan.

Our continued success is contingent upon our ability to control an adequate supply of finished lots on which to build and on our developers' ability to timely deliver finished lots to meet the sales demands of our customers. However, during the past several years, the impact of economic conditions on the homebuilding industry has negatively impacted our developers' ability to obtain acquisition and development financing or to raise equity investments to finance land development activity, potentially constraining our supply of finished lots. This pressure has necessitated that in certain specific strategic circumstances we deviate from our historical lot acquisition strategy and engage in joint venture arrangements with land developers or directly acquire raw ground already zoned for its intended use for development. Once we acquire control of any raw ground, we determine whether to sell the raw parcel to a developer and enter into a fixed price purchase agreement with the developer to purchase the finished lots, or whether to hire a developer to develop the land on our behalf. While joint venture arrangements and direct land development activity are not our preferred method of acquiring finished building lots, we may enter into additional transactions in the future on a limited basis where there exists a compelling strategic or prudent financial reason to do so. We expect, however, to continue to acquire substantially all of our finished lot inventory using fixed price purchase agreements with forfeitable deposits.

As of December 31, 2012, we controlled approximately 53,200 lots under purchase agreements with deposits in cash and letters of credit totaling approximately $256.6 million and $3.3 million, respectively. Included in the number of controlled lots are approximately 10,200 lots for which we have recorded a contract land deposit impairment reserve of approximately $65.0 million as of December 31, 2012. In addition, we had an aggregate investment totaling approximately $82.9 million in four separate joint venture limited liability corporations ("JVs"), expected to produce approximately 7,400 lots. Of the lots controlled by the JVs, approximately 2,800 were not under contract with us at December 31, 2012. Further, as of December 31, 2012, we directly owned three separate raw parcels of land, zoned for their intended use, with a current cost basis, including development costs, of approximately $68.3 million that we intend to develop into approximately 700 finished lots for use in our homebuilding operations. See Note 3 and Note 4 to the consolidated financial statements included herein for additional information regarding JVs and land under development, respectively.

In addition to building and selling homes, we provide a number of mortgage-related services through our mortgage banking operations. Through operations in each of our homebuilding markets, NVRM originates mortgage loans almost exclusively for our homebuyers. NVRM generates revenues primarily from origination fees, gains on sales of loans and title fees. NVRM sells all of the mortgage loans it closes into the secondary markets on a servicing released basis.

Segment information for our homebuilding and mortgage banking businesses is included in Note 2 in the accompanying consolidated financial statements.

Current Business Environment

During the current year, the homebuilding market continued to experience a stabilization in prices and improving sales trends. These favorable market conditions are driven by improved housing affordability levels resulting from historically low mortgage interest rates and rising costs in the rental market. Despite these improvements, the homebuilding environment continues to face challenges from a tight mortgage lending environment, consumer confidence issues due to sustained high levels of unemployment and uncertainties as to the sustainability of the economic recovery. For additional information and analysis of recent trends in our operations and financial condition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K.

Homebuilding

Products

We offer single-family detached homes, townhomes and condominium buildings with many different basic home designs. These home designs have a variety of elevations and numerous other options. Our homes combine traditional, transitional, cottage or urban exterior designs with contemporary interior designs and amenities, generally include two to four bedrooms and range from approximately 1,400 to 7,300 square feet. During 2012, the prices at which we settled homes ranged from approximately $100,000 to $2.1 million and averaged approximately $317,100. During 2011, our average price was approximately $307,500.

Markets

Our four reportable homebuilding segments operate in the following geographic regions:

Mid Atlantic:	Maryland, Virginia, West Virginia, Delaware and Washington, D.C.
North East:	New Jersey and eastern Pennsylvania
Mid East:	Kentucky, New York, Ohio, western Pennsylvania, Indiana and Illinois
South East:	North Carolina, South Carolina, Florida and Tennessee

Backlog

Backlog totaled 4,979 units and approximately $1.7 billion at December 31, 2012 compared to backlog of 3,676 units and approximately $1.2 billion at December 31, 2011. Backlog, which represents homes sold but not yet settled with the customer, may be impacted by customer cancellations for various reasons that are beyond our control, such as failure to obtain mortgage financing, inability to sell an existing home, job loss, or a variety of other reasons. In any period, a portion of the cancellations that we experience are related to new sales that occurred during the same period, and a portion are related to sales that occurred in prior periods and therefore appeared in the opening backlog for the current period. Expressed as the total of all cancellations during the period as a percentage of gross sales during the period, our cancellation rate was approximately 15% in 2012 and 14% in both 2011 and 2010. During each of 2012, 2011 and 2010, approximately 6% of a quarter's opening backlog balance cancelled during the fiscal quarter. We can provide no assurance that our historical cancellation rates are indicative of the actual cancellation rate that may occur in future periods. See "Risk Factors" in Item 1A of this Form 10-K.

Further discussion of settlements, new orders and backlog activity by homebuilding reportable segment for each of the last three years can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K.

Construction

We utilize independent subcontractors under fixed price contracts to perform construction work on our homes. We use several independent subcontractors in our various markets and we are not dependent on any single subcontractor or on a small number of subcontractors.

Sales and Marketing

Our preferred marketing method is for customers to visit a furnished model home featuring many built-in options and a landscaped lot. The garages of these model homes are usually converted into temporary sales centers where alternative facades and floor plans are displayed and designs for other models are available for review. Sales representatives are compensated predominantly on a commission basis.

Regulation

We and our subcontractors must comply with various federal, state and local zoning, building, environmental, advertising and consumer credit statutes, rules and regulations, as well as other regulations and requirements in connection with our construction and sales activities. All of these regulations have increased the cost to produce and market our products, and in some instances, have delayed our developers' ability to deliver finished lots to us. Counties and cities in which we build homes have at times declared moratoriums on the issuance of building permits and imposed other restrictions in the areas in which sewage treatment facilities and other public facilities do not reach minimum standards. To date, restrictive zoning laws and the imposition of moratoriums have not had a material adverse effect on our construction activities.

Competition and Market Factors

The housing industry is highly competitive. We compete with numerous homebuilders of varying size, ranging from local to national in scope, some of which have greater financial resources than we do. We also face competition from the home resale market. Our homebuilding operations compete primarily on the basis of price, location, design, quality, service and reputation. Historically, we have been one of the market leaders in each of the markets where we build homes.

The housing industry is cyclical and is affected by consumer confidence levels, prevailing economic conditions and interest rates. Other factors that affect the housing industry and the demand for new homes include the availability and the cost of land, labor and materials; changes in consumer preferences; demographic trends; and the availability of mortgage finance programs. See "Risk Factors" in Item 1A of this Form 10-K.

We are dependent upon building material suppliers for a continuous flow of raw materials. Whenever possible, we utilize standard products available from multiple sources. In the past, such raw materials have been generally available to us in adequate supply.

Mortgage Banking

We provide a number of mortgage related services to our homebuilding customers through our mortgage banking operations. Our mortgage banking operations also include separate subsidiaries that broker title insurance and perform title searches in connection with mortgage loan closings for which they receive commissions and fees. Because NVRM originates mortgage loans almost exclusively for our homebuilding customers, NVRM is dependent on our homebuilding segment. In 2012, NVRM closed approximately 8,000 loans with an aggregate principal amount of approximately $2.2 billion as compared to approximately 7,000 loans with an aggregate principal amount of approximately $1.9 billion in 2011.

NVRM sells all of the mortgage loans it closes to investors in the secondary markets on a servicing released basis, typically within 30 days from the loan closing. NVRM is an approved seller/servicer for FNMA mortgage loans and an approved seller/issuer of GNMA, FHLMC, VA and FHA mortgage loans.

Competition and Market Factors

NVRM's main competition comes from national, regional, and local mortgage bankers, mortgage brokers, thrifts and banks in each of these markets. NVRM competes primarily on the basis of customer service, variety of products offered, interest rates offered, prices of ancillary services and relative financing availability and costs.

Regulation

NVRM is an approved seller/servicer of FNMA mortgage loans and an approved seller/issuer of GNMA, FHLMC, VA and FHA mortgage loans, and is subject to all of those agencies' rules and regulations. These rules and regulations restrict certain activities of NVRM. NVRM is currently eligible and expects to remain eligible to participate in such programs. In addition, NVRM is subject to regulation at the state and federal level with respect to specific origination, selling and servicing practices.

Pipeline

NVRM's mortgage loans in process that have not closed ("Pipeline") at December 31, 2012 and 2011, had an aggregate principal balance of approximately $1.1 billion and $790 million, respectively. NVRM's cancellation rate was approximately 36% in 2012. During both 2011 and 2010, NVRM's loan cancellation rates were approximately 29%. We can provide no assurance that our historical loan cancellation rates are indicative of the actual loan cancellation rate that may occur in future periods. See "Risk Factors" in Item 1A in this Form 10-K.

Employees

At December 31, 2012, we employed 3,291 full-time persons. None of our employees are subject to a collective bargaining agreement and we have never experienced a work stoppage. We believe that our employee relations are good.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). These filings are available to the public over the internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our principal internet website can be found at *http://www.nvrinc.com.* We make available free of charge on or through our website, access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after such material is electronically filed, or furnished, to the SEC.

Our website also includes a corporate governance section which contains our Corporate Governance Guidelines (which includes our Directors' Independence Standards), Code of Ethics, Board of Directors' Committee Charters for the Audit, Compensation, Corporate Governance, Nominating and Qualified Legal Compliance Committees, Policies and Procedures for the Consideration of Board of Director Candidates, Policies and Procedures Regarding Communications with the NVR, Inc. Board of Directors, the Independent Lead Director and the Non-Management Directors as a group. Additionally, amendments to and waivers from a provision of the Code of Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions will be disclosed on our website.

Item 1A. Risk Factors.

Forward-Looking Statements

Some of the statements in this Form 10-K, as well as statements made by us in periodic press releases or other public communications, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other comparable terminology. All statements other than of historical facts are forward looking statements. Forward looking statements contained in this document include those regarding market trends, NVR's financial position, business strategy, the outcome of pending litigation, investigations or similar contingencies, projected plans and objectives of management for future operations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance of NVR to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to the following: general economic and business conditions (on both a national and regional level); interest rate changes; access to suitable financing by NVR and NVR's customers; increased regulation in the mortgage banking industry; the ability of our mortgage banking subsidiary to sell loans it originates into the secondary market; competition; the availability and cost of land and other raw materials used by NVR in its homebuilding operations; shortages of labor; weather related slow-downs; building moratoriums; governmental regulation; fluctuation and volatility of stock and other financial markets; mortgage financing availability; and other factors over which NVR has little or no control. NVR undertakes no obligation to update such forward-looking statements except as required by law.

Our business is affected by the risks generally incident to the residential construction business, including, but not limited to:

- the availability of mortgage financing;
- actual and expected direction of interest rates, which affect our costs, the availability of construction financing, and long-term financing for potential purchasers of homes;
- the availability of adequate land in desirable locations on favorable terms;
- unexpected changes in customer preferences; and
- changes in the national economy and in the local economies of the markets in which we have operations.

All of these risks are discussed in detail below.

The homebuilding industry experienced a significant downturn over the past several years, which could continue to adversely affect our business and our results of operations.

Over the past several years, the homebuilding industry experienced a significant downturn as a result of low consumer confidence driven by an economic recession, high unemployment levels, affordability issues and uncertainty as to the stability of home prices. As a result, we experienced reduced demand for new homes. During 2012, we began to see signs of strengthening within the homebuilding industry with increasing sales and stabilization of selling prices in many markets. However, the housing market continues to face challenges from a tight mortgage lending environment and consumer confidence issues due to sustained high levels of unemployment. The downturn experienced in the homebuilding industry could have a material adverse effect on our sales either through fewer gross sales and/or higher cancellation rates, which could have a material adverse effect on our profitability, stock performance, ability to service our debt obligations and future cash flows.

If the market value of our inventory or controlled lot position declines, our profit could decrease and we may incur losses.

Inventory risk can be substantial for homebuilders. The market value of building lots and housing inventories can fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. We must, in the ordinary course of our business, continuously seek and make acquisitions of lots for expansion into new markets as well as for replacement and expansion within our current markets, which is generally accomplished by us entering fixed price purchase agreements and paying forfeitable deposits under the purchase agreement to developers for the contractual right to acquire the lots. In the event of further adverse changes in economic or market conditions, we may cease further building activities in communities or restructure existing purchase agreements, resulting in forfeiture of some or all of any remaining land contract deposit paid to the developer. Either action may result in a loss which could have a material adverse effect on our profitability, stock performance, ability to service our debt obligations and future cash flows.

If the underwriting quality of our mortgage originations is found to be deficient, our profit could decrease and we may incur losses.

We originate several different loan products to our customers to finance the purchase of their home. We sell all of the loans we originate into the secondary mortgage market generally within 30 days from origination. All of the loans that we originate are underwritten to the standards and specifications of the ultimate investor. Insofar as we underwrite our originated loans to those standards, we bear no increased concentration of credit risk from the issuance of loans, except in certain limited instances where early payment default occurs. In the event that a substantial number of the loans that we have originated fall into default and the investors to whom we sold the loan determine that we did not underwrite the loan in accordance with their requirements, we could be required to repurchase the loans from the investor or indemnify the investor for any losses incurred. This may result in losses which could have a material adverse effect on our profitability, stock performance, ability to service our debt obligations and future cash flows.

Because almost all of our customers require mortgage financing, the availability of suitable mortgage financing could impair the affordability of our homes, lower demand for our products, and limit our ability to fully deliver our backlog.

Our business and earnings depend on the ability of our potential customers to obtain mortgages for the purchase of our homes. In addition, many of our potential customers must sell their existing homes in order to buy a home from us. The tightening of credit standards and the availability of suitable mortgage financing could prevent customers from buying our homes and could prevent buyers of our customers' homes from obtaining mortgages they need to complete that purchase, both of which could result in our potential customers' inability to buy a home from us. If our potential customers or the buyers of our customers' current homes are not able to obtain suitable financing, the result could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

If our ability to sell mortgages to investors is impaired, we may be required to fund these commitments ourselves, or may not be able to originate loans at all.

Our mortgage banking business sells all of the loans it originates into the secondary market usually within 30 days from the date of closing, and has up to approximately $25 million available in a repurchase agreement to fund mortgage closings. In the event that disruptions to the secondary markets similar to those which occurred during 2007 and 2008 continue to tighten or eliminate the available liquidity within the secondary markets for mortgage loans, or the underwriting requirements by our secondary market investors continue to become more stringent, our ability to sell future mortgages could decline and we could be required, among other things, to fund our commitments to our buyers with our own financial resources, which is limited, or require our home buyers to find another source of financing. The result of such secondary market disruption could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Interest rate movements, inflation and other economic factors can negatively impact our business.

High rates of inflation generally affect the homebuilding industry adversely because of their adverse impact on interest rates. High interest rates not only increase the cost of borrowed funds to homebuilders but also have a significant effect on housing demand and on the affordability of permanent mortgage financing to prospective purchasers. We are also subject to potential volatility in the price of commodities that impact costs of materials used in our homebuilding business. Increases in prevailing interest rates could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Our financial results also are affected by the risks generally incident to our mortgage banking business, including interest rate levels, the impact of government regulation on mortgage loan originations and servicing and the need to issue forward commitments to fund and sell mortgage loans. Our homebuilding customers account for almost all of our mortgage banking business. The volume of our continuing homebuilding operations therefore affects our mortgage banking business.

Our mortgage banking business also is affected by interest rate fluctuations. We also may experience marketing losses resulting from daily increases in interest rates to the extent we are unable to match interest rates and amounts on loans we have committed to originate with forward commitments from third parties to purchase such loans. Increases in interest rates may have a material adverse effect on our mortgage banking revenue, profitability, stock performance, ability to service our debt obligations and future cash flows.

Our operations may also be adversely affected by other economic factors within our markets such as negative changes in employment levels, job growth, and consumer confidence and availability of mortgage financing, one or all of which could result in reduced demand or price depression from current levels. Such negative trends could have a material adverse effect on homebuilding operations.

These factors and thus, the homebuilding business, have at times in the past been cyclical in nature. Any downturn in the national economy or the local economies of the markets in which we operate could have a material adverse effect on our sales, profitability, stock performance and ability to service our debt obligations. In particular, approximately 38% of our home settlements during 2012 occurred in the Washington, D.C. and Baltimore, MD metropolitan areas, which accounted for approximately 47% of our homebuilding revenues in 2012. Thus, we are dependent to a significant extent on the economy and demand for housing in those areas.

Our inability to secure and control an adequate inventory of lots could adversely impact our operations.

The results of our homebuilding operations are dependent upon our continuing ability to control an adequate number of homebuilding lots in desirable locations. There can be no assurance that an adequate supply of building lots will continue to be available to us on terms similar to those available in the past, or that we will not be required to devote a greater amount of capital to controlling building lots than we have historically. An insufficient supply of building lots in one or more of our markets, an inability of our developers to deliver finished lots in a timely fashion due to their inability to secure financing to fund development activities or for other reasons, or our inability to purchase or finance building lots on reasonable terms could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Volatility in the credit and capital markets may impact our ability to access necessary financing.

If we require working capital greater than that provided by our operations, we may be required to obtain alternative financing. No assurance can be given that additional financing will be available on terms that are favorable or acceptable. If we are required to seek financing to fund our working capital requirements, continued volatility in these markets similar to that experienced in the past several years may restrict our flexibility to access financing. If we are at any time unsuccessful in obtaining sufficient capital to fund our planned homebuilding expenditures, we may experience a substantial delay in the completion of any homes then under construction, or we may be unable to control or purchase finished building lots. Any delay could result in cost increases and could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Our mortgage banking operations are dependent in part on the availability, cost and other terms of mortgage financing facilities, and may be adversely affected by any shortage or increased cost of such financing. No assurance can be given that any additional or replacement financing will be available on terms that are favorable or acceptable. Our mortgage banking operations are also dependent upon the securitization market for mortgage-backed securities, and could be materially adversely affected by any fluctuation or downturn in such market.

Our current indebtedness may impact our future operations.

Our existing indebtedness contains restrictive covenants and any future indebtedness may also contain covenants. These covenants include, or could include, restrictions on our ability to create, incur, assume or guarantee secured debt, enter into sale and leaseback transactions and conditions related to mergers and/or the sale of assets. Substantial losses by us or other action or inaction by us or our subsidiaries could result in the violation of one or more of these covenants, which could result in decreased liquidity or a default on our current or future indebtedness, thereby having a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Government regulations and environmental matters could negatively affect our operations.

We are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. These regulations may further increase the cost to produce and market our products. In addition, we have from time to time been subject to, and may also be subject in the future to, periodic delays in our homebuilding projects due to building moratoriums in the areas in which we operate. Changes in regulations that restrict homebuilding activities in one or more of our principal markets could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. We are subject to a variety of environmental conditions that can affect our business and our homebuilding projects. The particular environmental laws that apply to any given homebuilding site vary greatly according to the location and environmental condition of the site and the present and former uses of the site and adjoining properties. Environmental laws and conditions may result in delays, cause us to incur substantial compliance and other costs, or prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas, thereby adversely affecting our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted on July 21, 2010, contains numerous provisions affecting residential mortgages and mortgage lending practices. The Consumer Financial Protection Bureau issued rules governing multiple issues in January 2013, including "Ability to Repay" underwriting provisions, appraisal standards, servicing and escrow rules, and loan officer compensation requirements. Additional rulemaking is expected within the next couple of months. The ultimate impact of such provisions on lending institutions, including our mortgage banking subsidiary, will depend on the banking industry's implementation of these new standards.

We are an approved seller/servicer of FNMA mortgage loans and an approved seller/issuer of GNMA, FHLMC, VA and FHA mortgage loans, and are subject to all of those agencies' rules and regulations. Any significant impairment of our eligibility to sell/service these loans could have a material adverse impact on our mortgage operations. In addition, we are subject to regulation at the state and federal level with respect to specific origination, selling and servicing practices including the Real Estate Settlement and Protection Act. Adverse changes in governmental regulation may have a negative impact on our mortgage loan origination business.

We face competition in our housing and mortgage banking operations.

The homebuilding industry is highly competitive. We compete with numerous homebuilders of varying size, ranging from local to national in scope, some of whom have greater financial resources than we do. We face competition:

- for suitable and desirable lots at acceptable prices;
- from selling incentives offered by competing builders within and across developments; and
- from the existing home resale market.

Our homebuilding operations compete primarily on the basis of price, location, design, quality, service and reputation.

The mortgage banking industry is also competitive. Our main competition comes from national, regional and local mortgage bankers, thrifts, banks and mortgage brokers in each of these markets. Our mortgage banking operations compete primarily on the basis of customer service, variety of products offered, interest rates offered, prices of ancillary services and relative financing availability and costs.

There can be no assurance that we will continue to compete successfully in our homebuilding or mortgage banking operations. An inability to effectively compete may have an adverse impact on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

A shortage of building materials or labor, or increases in materials or labor costs may adversely impact our operations.

The homebuilding business has from time to time experienced building material and labor shortages, including shortages in insulation, drywall, certain carpentry work and concrete, as well as fluctuating lumber prices and supply. In addition, strong construction market conditions could restrict the labor force available to our subcontractors and us in one or more of our markets. Significant increases in costs resulting from these shortages, or delays in construction of homes, could have a material adverse effect upon our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Product liability litigation and warranty claims may adversely impact our operations.

Construction defect and home warranty claims are common and can represent a substantial risk for the homebuilding industry. The cost of insuring against construction defect and product liability related claims, as well as the claims themselves, can be high. In addition, insurance companies limit coverage offered to protect against these claims. Further restrictions on coverage availability, or significant increases in premium costs or claims, could have a material adverse effect on our financial results.

We are subject to litigation proceedings that could harm our business if an unfavorable ruling were to occur.

From time to time, we may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, Part I, Item 3, "Legal Proceedings" of this Form 10-K, we are currently subject to certain legal proceedings. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other litigation or legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur.

Weather-related and other events beyond our control may adversely impact our operations.

Extreme weather or other events, such as significant snowfalls, hurricanes, tornadoes, earthquakes, forest fires, floods, terrorist attacks or war, may affect our markets, our operations and our profitability. These events may impact our physical facilities or those of our suppliers or subcontractors, causing us material increases in costs, or delays in construction of homes, which could have a material adverse effect upon our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate offices are located in Reston, Virginia, where we currently lease approximately 61,000 square feet of office space. The current corporate office lease expires in April 2015.

In connection with the operation of the homebuilding segment, we lease manufacturing facilities in the following six locations: Thurmont, Maryland; Burlington County, New Jersey; Farmington, New York; Kings Mountain, North Carolina; Darlington, Pennsylvania; and Portland, Tennessee. These facilities range in size from approximately 40,000 square feet to 400,000 square feet and combined total approximately 1 million square feet of manufacturing space. Each of these leases contains various options for extensions of the lease and for the purchase of the facility. The Portland lease expires in 2014, the Thurmont and Farmington leases expire in 2019, the Kings Mountain and Burlington County leases expire in 2022 and 2023, respectively, and the Darlington lease expires in 2025. We own a manufacturing facility in Dayton, Ohio which contains approximately 100,000 square feet of manufacturing space. Our current plant utilization has remained flat with the prior year at 31% of total capacity.

We also, in connection with both our homebuilding and mortgage banking businesses, lease office space in multiple locations for homebuilding divisional offices and mortgage banking and title services branches under leases expiring at various times through 2020, none of which are individually material to our business. We anticipate that, upon expiration of existing leases, we will be able to renew them or obtain comparable facilities on terms acceptable to us.

Item 3. Legal Proceedings.

On July 18, 2007, former and current employees filed lawsuits against us in the Court of Common Pleas in Allegheny County, Pennsylvania and Hamilton County, Ohio, in Superior Court in Durham County, North Carolina, and in the Circuit Court in Montgomery County, Maryland, and on July 19, 2007 in the Superior Court in New Jersey, alleging that we incorrectly classified our sales and marketing representatives as being exempt from overtime wages. These lawsuits are similar in nature to another lawsuit filed on October 29, 2004 by another former employee in the United States District Court for the Western District of New York. The complaints seek injunctive relief, an award of unpaid wages, including fringe benefits, liquidated damages equal to the overtime wages allegedly due and not paid, attorney and other fees and interest, and where available, multiple damages. The suits were filed as purported class actions. However, while a number of individuals have filed consents to join and assert federal claims in the New York action, none of the groups of employees that the lawsuits purport to represent have been certified as a class, and we have filed a motion to decertify the federal collective action claim and dismiss the individuals who filed consents from the case. The lawsuits filed in Ohio, Pennsylvania, Maryland, New Jersey and North Carolina have been stayed pending further developments in the New York action.

We believe that our compensation practices in regard to sales and marketing representatives are entirely lawful and in compliance with two letter rulings from the United States Department of Labor ("DOL") issued in January 2007. Courts that have considered similar claims against other homebuilders have acknowledged the DOL's position that sales and marketing representatives were properly classified as exempt from overtime wages and the only court to have directly addressed the exempt status of such employees concluded that the DOL's position was valid. Accordingly, we have vigorously defended and intend to continue to vigorously defend these lawsuits. Because we are unable to determine the likelihood of an unfavorable outcome of these cases, or the amount of damages, if any, we have not recorded any associated liabilities on the accompanying consolidated balance sheets.

In June 2010, we received a Request for Information from the United States Environmental Protection Agency ("EPA") pursuant to Section 308 of the Clean Water Act. The request sought information about storm water discharge practices in connection with homebuilding projects completed or underway by us in New York and New Jersey. We cooperated with this request, and provided information to the EPA. We have since been informed by the United States Department of Justice ("DOJ") that the EPA forwarded the information on the matter to the DOJ, and the DOJ requested that we meet with the government to discuss the status of the case. Meetings took place in January 2012 and August 2012 with representatives from both the EPA and DOJ. It is not yet known what next steps, if any, the DOJ will take in the matter. We intend to continue cooperating with any future EPA and/or DOJ inquiries. At this time, we cannot predict the outcome of this inquiry, nor can we reasonably estimate the potential costs that may be associated with its eventual resolution.

In August 2011, the Wage and Hour Division of the DOL notified us that it was initiating an investigation to determine our compliance with the Fair Standards Labor Act ("FSLA"). In the notice, the DOL requested certain information, including payroll data for a two year period and multiple community-specific items related to our homebuilding operations. We have cooperated with this information request and have either provided or made available the information that the DOL has requested. The DOL has investigated our headquarters, two manufacturing facilities and certain of our operating divisions. The DOL has communicated that it has not found any violations at any of these operations. The DOL appears to have completed its investigation, although, in accordance with DOL practice, we have not been formally notified of such. Thus, we cannot predict whether the DOL will investigate our other operations. Further, it is important to understand that under the law, the DOL can investigate our other operations or even operations that it has previously audited, either on its own initiative or in response to an employee complaint. We believe that our payroll practices are in compliance with the FSLA.

We are also involved in various other litigation arising in the ordinary course of business. In the opinion of management, and based on advice of legal counsel, this litigation is not expected to have a material adverse effect on our financial position, results of operations or cash flows. Legal costs incurred in connection with outstanding litigation are expensed as incurred.

Item 4. Mine Safety Disclosures.

None.

Executive Officers of the Registrant

Name	Age	Positions
Paul C. Saville	57	President and Chief Executive Officer of NVR
Dennis M. Seremet	58	Senior Vice President, Chief Financial Officer and Treasurer of NVR
Robert W. Henley	46	President of NVRM
Eugene J. Bredow	43	Vice President and Controller of NVR
Daniel D. Malzahn	43	Vice President, Chief Financial Officer and Treasurer of NVR

Paul C. Saville was named President and Chief Executive Officer of NVR, effective July 1, 2005. Prior to July 1, 2005, Mr. Saville had served as Senior Vice President Finance, Chief Financial Officer and Treasurer of NVR since September 30, 1993 and Executive Vice President from January 1, 2002 through June 30, 2005.

Dennis M. Seremet was named Vice President, Chief Financial Officer and Treasurer of NVR, effective July 1, 2005 and Senior Vice President effective December 14, 2007. Prior to July 1, 2005, Mr. Seremet had been Vice President and Controller of NVR since April 1, 1995. Mr. Seremet is retiring from NVR effective February 19, 2013 and will be succeeded by Daniel D. Malzahn.

Robert W. Henley was named President of NVRM effective October 1, 2012. Mr. Henley had been serving as interim acting President of NVRM since June 1, 2012. Prior to June 1, 2012, Mr. Henley served as Vice President and Controller of NVR since July 1, 2005. From May 2000 to June 30, 2005, Mr. Henley was Assistant Controller.

Eugene J. Bredow was named Vice President and Controller of NVR effective June 1, 2012. Prior to June 1, 2012, Mr. Bredow was the Vice President of Internal Audit and Corporate Governance since January 2008 and Director of Internal Audit and Corporate Governance from August 2004 to January 2008.

Daniel D. Malzahn has been named Vice President, Chief Financial Officer and Treasurer of NVR effective February 20, 2013 to succeed Mr. Seremet. Prior to February 20, 2013, Mr. Malzahn was Vice President of Planning and Investor Relations since February 1, 2004. From January 2000 to January 31, 2004, Mr. Malzahn was Manager of Business Planning.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our shares of common stock are listed and principally traded on the New York Stock Exchange. The following table sets forth the high and low prices per share for our common stock for each fiscal quarter during the years ended December 31, 2012 and 2011:

	HIGH	LOW
Prices per Share:		
2012		
Fourth Quarter	$ 966.93	$ 830.00
Third Quarter	$ 879.99	$ 721.56
Second Quarter	$ 855.00	$ 711.75
First Quarter	$ 759.13	$ 667.98
2011		
Fourth Quarter	$ 692.19	$ 554.71
Third Quarter	$ 760.37	$ 555.58
Second Quarter	$ 788.79	$ 701.00
First Quarter	$ 804.32	$ 674.07

As of the close of business on February 14, 2013, there were 341 shareholders of record.

We have never paid a cash dividend on our shares of common stock and have no current intention to do so in the future.

We had two repurchase authorizations outstanding during the quarter ended December 31, 2012. On December 14, 2011 ("2011 Authorization") and December 18, 2012 ("2012 Authorization"), we publicly announced the Board of Directors' approval for us to repurchase up to an aggregate of $300 million per authorization, of our common stock in one or more open market and/or privately negotiated transactions. The repurchase authorizations do not have expiration dates. The following table provides information regarding common stock repurchases for the quarter ended December 31, 2012:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - 31, 2012	-	$ -	-	$ 99,770,000
November 1 - 30, 2012	8,500	$ 841.53	8,500	$ 92,617,000
December 1 - 31, 2012	-	$ -	-	$ 392,617,000
Total	8,500	$ 841.53	8,500	

STOCK PERFORMANCE GRAPH

COMPARISON OF CUMULATIVE TOTAL EQUITYHOLDER RETURN ON EQUITY

The following chart graphs our performance in the form of cumulative total return to holders of our Common Stock since December 31, 2007 in comparison to the Dow/Home Construction Index and the Dow Jones Industrial Index for that same period, assuming that $100 was invested in NVR stock and the indices on December 31, 2007.


$200
$150
$100
$50
$0
Dec. 31, 2007
Dec. 31, 2008
Dec. 31, 2009
Dec. 31, 2010
Dec. 31, 2011
Dec. 31, 2012
$176
$136
$132
$131
$145
$103
$101
$95
$87
$84
$69
$81
$82
$79
$68
NVR
Dow Jones Ind. Avg.
Dow/Home Construction

Item 6. Selected Financial Data.

(dollars in thousands, except per share amounts)

The following tables set forth selected consolidated financial data. The selected income statement and balance sheet data have been derived from our consolidated financial statements for each of the periods presented and is not necessarily indicative of results of future operations. The selected financial data should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and related notes included elsewhere in this report.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Consolidated Income Statement Data:					
Homebuilding data:					
Revenues	$ 3,121,244	$ 2,611,195	$ 2,980,758	$ 2,683,467	$ 3,638,702
Gross profit	545,605	445,570	542,466	497,734	457,692
Mortgage Banking data:					
Mortgage banking fees	63,406	47,954	61,134	60,381	54,337
Interest income	4,504	5,702	5,411	2,979	3,955
Interest expense	546	875	1,126	1,184	754
Consolidated data:					
Income from continuing operations	$ 180,588	$ 129,420	$ 206,005	$ 192,180	$ 100,892
Income from continuing operations per diluted share (1)	$ 35.12	$ 23.01	$ 33.42	$ 31.26	$ 17.04

	December 31,				
	2012	2011	2010	2009	2008
Consolidated Balance Sheet Data:					
Homebuilding inventory	$ 678,131	$ 533,150	$ 431,329	$ 418,718	$ 400,570
Contract land deposits, net	191,538	131,930	100,786	49,906	29,073
Total assets	2,604,842	1,779,485	2,260,061	2,395,770	2,103,236
Notes and loans payable	599,745	1,613	92,089	147,880	210,389
Shareholders' equity	1,480,477	1,374,799	1,740,374	1,757,262	1,373,789
Cash dividends per share	-	-	-	-	-

(1) For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, income from continuing operations per diluted share was computed based on 5,141,529; 5,623,817; 6,164,617; 6,148,769 and 5,920,285 shares, respectively, which represents the weighted average number of shares and share equivalents outstanding for each year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

(dollars in thousands, except per share data)

Results of Operations for the Years Ended December 31, 2012, 2011 and 2010

Overview

Business

Our primary business is the construction and sale of single-family detached homes, townhomes and condominium buildings, all of which are primarily constructed on a pre-sold basis. To fully serve customers of our homebuilding operations, we also operate a mortgage banking and title services business. We primarily conduct our operations in mature markets. Additionally, we generally grow our business through market share gains in our existing markets and by expanding into markets contiguous to our current active markets. Our four homebuilding reportable segments consist of the following regions:

Mid Atlantic: Maryland, Virginia, West Virginia, Delaware and Washington, D.C.
North East: New Jersey and eastern Pennsylvania
Mid East: Kentucky, New York, Ohio, western Pennsylvania, Indiana and Illinois
South East: North Carolina, South Carolina, Tennessee and Florida

Our lot acquisition strategy is predicated upon avoiding the financial requirements and risks associated with direct land ownership and development. Historically, we have not engaged in land development to obtain finished lots for use in our homebuilding operations. Instead, we have acquired finished lots at market prices from various third party land developers pursuant to fixed price purchase agreements. These purchase agreements require deposits, typically ranging up to 10% of the aggregate purchase price of the finished lots, in the form of cash or letters of credit that may be forfeited if we fail to perform under the purchase agreement. This strategy has allowed us to maximize inventory turnover, which we believe enables us to minimize market risk and to operate with less capital, thereby enhancing rates of return on equity and total capital.

Our continued success is contingent upon our ability to control an adequate supply of finished lots on which to build and on our developers' ability to timely deliver finished lots to meet the sales demands of our customers. However, during the past several years, the impact of economic conditions on the homebuilding industry has negatively impacted our developers' ability to obtain acquisition and development financing or to raise equity investments to finance land development activity, potentially constraining our supply of finished lots. This pressure has necessitated that in certain specific strategic circumstances we deviate from our historical lot acquisition strategy and engage in joint venture arrangements with land developers or directly acquire raw ground already zoned for its intended use for development. Once we acquire control of any raw ground, we determine whether to sell the raw parcel to a developer and enter into a fixed price purchase agreement with the developer to purchase the finished lots, or whether we will hire a developer to develop the land on our behalf. While joint venture arrangements and direct land development activity are not our preferred method of acquiring finished building lots, we may enter into additional transactions in the future on a limited basis where there exists a compelling strategic or prudent financial reason to do so. We expect, however, to continue to acquire substantially all of our finished lot inventory using fixed price purchase agreements with forfeitable deposits.

As of December 31, 2012, we controlled approximately 53,200 lots under purchase agreements with deposits in cash and letters of credit totaling approximately $256,600 and $3,300, respectively. Additionally, we controlled approximately 7,400 lots through joint venture limited liability corporations with an aggregate investment of approximately $82,900. Of the lots controlled by the joint ventures, approximately 2,800 were not under contract at December 31, 2012. Included in the number of controlled lots are approximately 10,200 lots for which we have recorded a contract land deposit impairment reserve of approximately $65,000 as of December 31, 2012. Further, as of December 31, 2012, we had approximately $68,300 in land under development, that once fully developed will result in approximately 700 lots for use in our homebuilding operations. See Note 3 and Note 4 to the consolidated financial statements included herein for additional information regarding contract land deposits and land under development, respectively.

In addition to constructing homes primarily on a pre-sold basis and utilizing what we believe is a conservative lot acquisition strategy, we focus on obtaining and maintaining a leading market position in each market we serve. This strategy allows us to gain valuable efficiencies and competitive advantages in our markets, which we believe contributes to minimizing the adverse effects of regional economic cycles and provides growth opportunities within these markets.

Current Business Environment and Key Financial Results

Throughout 2012, the homebuilding market continued to experience a stabilization in prices and improving sales trends for new homes, after several years of declining home prices and sales. These favorable market conditions are driven by improved affordability levels resulting from historically low mortgage interest rates and rising costs in the rental market. In addition, certain markets have been favorably impacted by lower inventory levels. Despite these improvements, the housing market continues to face challenges from a tight mortgage lending environment, consumer confidence issues due to sustained high levels of unemployment and uncertainty as to the long-term sustainability of the economic recovery, which to this point has been uneven.

As a result of the favorable market conditions in 2012, our new orders, net of cancellations ("new orders"), for 2012 increased 18% from the prior year while our average new order selling price of $328.8 was 8% higher than the prior year. Consolidated revenues totaled $3,184,650 for 2012, an increase of 20% from

$2,659,149 in 2011. Net income for 2012 increased 40% from the prior year to $180,588. Diluted earnings per share in 2012 was $35.12, an increase of 53% from the prior year.

On December 31, 2012, we completed the acquisition of substantially all of the assets and assumed certain liabilities of Heartland Homes, Inc., the second largest homebuilder in the Pittsburgh, PA market. The acquisition added approximately 200 units and $81,600 to our backlog balance at the end of 2012. The acquisition did not impact our sales or settlements for 2012. Heartland Homes settled approximately 400 homes during 2012.

Although there were signs in 2012 that the housing market has begun to recover, we believe that continued growth in sales and prices will be reliant on a sustained overall economic recovery and higher consumer confidence levels. Significant economic uncertainties remain which could result in sales, pricing and gross profit margin pressure over the next several quarters. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted on July 21, 2010, contains numerous provisions affecting residential mortgages and mortgage lending practices. The Consumer Financial Protection Bureau issued rules governing multiple issues in January 2013, including "Ability to Repay" underwriting provisions, appraisal standards, servicing and escrow rules, and loan officer compensation requirements. Additional rulemaking is expected within the next couple of months. The ultimate impact of such provisions on lending institutions, including our mortgage banking subsidiary, will depend on the banking industry's implementation of these new standards. Despite these ongoing economic uncertainties, we believe that we are well positioned to take advantage of opportunities that may arise due to the strength of our balance sheet.

Homebuilding Operations

The following table summarizes the results of our consolidated homebuilding operations and certain operating activity for each of the last three years:

	Year Ended December 31,		
	2012	2011	2010
Revenues	$ 3,121,244	$ 2,611,195	$ 2,980,758
Cost of sales	$ 2,575,639	$ 2,165,625	$ 2,438,292
Gross profit margin percentage	17.5%	17.1%	18.2%
Selling, general and administrative expenses	$ 301,184	$ 264,266	$ 257,394
Settlements (units)	9,843	8,487	10,030
Average settlement price	$ 317.1	$ 307.5	$ 297.1
New orders (units)	10,954	9,247	9,415
Average new order price	$ 328.8	$ 304.1	$ 304.0
Backlog (units)	4,979	3,676	2,916
Average backlog price	$ 346.2	$ 315.8	$ 328.6
New order cancellation rate	14.5%	13.6%	13.8%

Consolidated Homebuilding Revenues

Homebuilding revenues for 2012 increased 20% from 2011, as a result of a 16% increase in the number of homes settled and a 3% increase in the average settlement price year over year. The increase in the number of homes settled was attributable to an 18% increase in new orders during the first half of 2012 compared to the same period in 2011, coupled with a 26% higher beginning backlog unit balance entering 2012 as compared to 2011. These increases were offset partially by a lower backlog turnover rate in 2012 compared to 2011. Average settlement prices in the current year were favorably impacted primarily by a 7% higher average sales price of new orders during the first six months of 2012 as compared to the same period in 2011, offset partially by a 4% lower average price of homes in backlog entering 2012 compared to the average price of homes in backlog entering 2011.

Homebuilding revenues for 2011 decreased 12% from 2010, as a result of a 15% decrease in the number of homes settled, offset partially by a 4% increase in the average settlement price year over year. The decrease in the number of homes settled was attributable to a 17% lower beginning backlog unit balance entering 2011 as compared to the same period in 2010, coupled with lower new orders in the first half of 2011 as compared to the first half of 2010. Average settlement prices in 2011 were favorably impacted by an 8% higher average price of homes in the beginning backlog entering 2011 compared to the same period in 2010.

Consolidated Homebuilding New Orders

New orders and the average sales price of new orders in 2012 increased 18% and 8%, respectively, when compared to 2011. New orders and the average new order selling prices were higher year over year in each of our market segments. The increase in new orders was driven by a 5% increase in the number of active communities year over year and by improved absorption rates in many of our markets. As discussed in the *Overview* section above, we believe this increase as well as the increase in the average new order selling prices is attributable to lower housing inventory, improved affordability and a stabilization of housing prices in certain of our markets.

New orders in 2011 decreased 2% when compared to 2010, while the average sales price of new orders remained flat year over year. During 2011, we continued to face selling pressure in most of our markets due to continuing economic uncertainty, driven by low consumer confidence and high unemployment rates.

Consolidated Homebuilding Gross Profit

Gross profit margins in 2012 increased to 17.5% from 17.1% in 2011. Margins were favorably impacted in 2012 by a $2,000 recovery of contract land deposits previously determined to be uncollectible compared to an $11,200 contract land deposit impairment charge in 2011. In addition, the aforementioned increased settlement volume and higher average settlement prices in 2012 allowed us to better leverage certain operating costs. However, this favorable impact was offset by higher construction, lumber and certain other commodity costs year over year.

Gross profit margins in 2011 declined to 17.1% from 18.2% in 2010. Gross profit margins in 2011 were negatively impacted by pricing pressure and increased construction and sales incentive costs, driven by challenging market conditions in 2011.

Consolidated Homebuilding Selling, General and Administrative ("SG&A")

SG&A expenses in 2012 increased approximately $36,900, or 14%, compared to 2011, but as a percentage of revenue decreased to 9.7% in 2012 from 10.1% in the prior year. The increase in SG&A expense was attributable to an increase of approximately $19,700 in management incentive costs driven by our improved financial results. In addition, personnel costs and sales and marketing costs, were approximately $9,400 and $6,400 higher, respectively, in the current year due primarily to the 5% increase in the number of active communities year over year. SG&A expenses decreased as a percentage of revenue due to the aforementioned 20% increase in revenues year over year.

SG&A expenses in 2011 increased approximately $6,900, or 3%, compared to 2010 and as a percentage of revenue increased to 10.1% in 2011 from 8.6% in the prior year. The increase in SG&A expenses was primarily attributable to an approximate $10,500 increase in equity-based compensation costs in 2011 compared to 2010. The increase in equity-based compensation resulted primarily from the favorable impact in 2010 of a reversal of approximately $6,600 in equity-based compensation expense related to an adjustment of our stock option forfeiture estimates to our actual forfeiture experience, while there was no forfeiture adjustment recorded in 2011. In addition, the increase in equity-based compensation expense in 2011 resulted from incurring a full year of expense in 2011 for non-qualified stock options and restricted share units granted in the second quarter of 2010 under the 2010 Equity Incentive Plan. This increase in SG&A expenses was partially offset by an approximate $4,100 decrease in personnel costs, primarily driven by a $7,800 decline in management incentives year over year. SG&A expenses increased as a percentage of revenue due to the aforementioned 12% decrease in revenues year over year.

Consolidated Homebuilding Backlog

Backlog units and dollars increased approximately 35% to 4,979 and 49% to $1,723,914, respectively, as of December 31, 2012, compared to 3,676 and $1,160,879 as of December 31, 2011. The increase in backlog units was primarily attributable to new orders being approximately 800 units higher for the six month period ended December 31, 2012 compared to the same period in 2011, coupled with a slower backlog turnover rate in 2012. In addition, as mentioned in the *Overview* section above, the December 31, 2012 acquisition of Heartland Homes added approximately 200 units and $81,600 to our current year-end backlog. The increase in backlog dollars is attributable to the increase in units and to a 9% higher average selling price for new orders for the six month period ended December 31, 2012.

Backlog, which represents homes sold but not yet settled with the customer, may be impacted by customer cancellations for various reasons that are beyond our control, such as failure to obtain mortgage financing, inability to sell an existing home, job loss, or a variety of other reasons. In any period, a portion of the cancellations that we experience are related to new sales that occurred during the same period, and a portion are related to sales that occurred in prior periods and therefore appeared in the opening backlog for the current period. Expressed as the total of all cancellations during the period as a percentage of gross sales during the period, our cancellation rate was 14.5%, 13.6% and 13.8% in each of 2012, 2011 and 2010, respectively. During each of 2012, 2011 and 2010, approximately 6% of a reporting quarter's opening backlog cancelled during the fiscal quarter. We can provide no assurance that our historical cancellation rates are indicative of the actual cancellation rate that may occur in future periods. See "Risk Factors" in Item 1A of this Report.

Backlog units and dollars increased approximately 26% to 3,676 and 21% to $1,160,879, respectively, as of December 31, 2011 compared to 2,916 and $958,287 as of December 31, 2010. The increase in backlog units was primarily attributable to the decreased settlement activity in 2011. Backlog dollars were favorably impacted by the backlog unit increase, offset partially by a 4% decline in the average price of homes in backlog in 2011 compared to 2010.

Reportable Homebuilding Segments

Homebuilding profit before tax includes all revenues and income generated from the sale of homes, less the cost of homes sold, SG&A expenses, and a corporate capital allocation charge determined at the corporate headquarters. The corporate capital allocation charge eliminates in consolidation, is based on the segment's average net assets employed, and is charged using a consistent methodology in the years presented. The corporate capital allocation charged to the operating segment allows the Chief Operating Decision Maker to determine whether the operating segment's results are providing the desired rate of return after covering our cost of capital. We record charges on contract land deposits when we determine that it is probable that recovery of the deposit is impaired. For segment reporting purposes, impairments on contract land deposits are generally charged to the operating segment upon the determination to terminate a finished lot purchase agreement with the developer or to restructure a lot purchase agreement resulting in the forfeiture of the deposit. We evaluate our entire net contract land deposit portfolio for impairment each quarter. For additional information regarding our contract land deposit impairment analysis, see the *Critical Accounting Policies* section within this Management Discussion and Analysis. For presentation purposes below, the contract land deposit reserve at December 31, 2012, 2011 and 2010, respectively, has been allocated to the reportable segments to show contract land deposits on a net basis. The net contract land deposit balances below also includes approximately $3,300, $3,200 and $6,600 at December 31, 2012, 2011 and 2010, respectively, of letters of credit issued as deposits in lieu of cash. The following tables summarize certain homebuilding operating activity by reportable segment for each of the last three years:

Selected Segment Financial Data:

	Year Ended December 31,		
	2012	2011	2010
Revenues:			
Mid Atlantic	$ 1,877,905	$ 1,582,826	$ 1,780,521
North East	278,715	221,146	287,561
Mid East	630,367	549,384	632,377
South East	334,257	257,839	280,299
Total	$ 3,121,244	$ 2,611,195	$ 2,980,758
Gross profit margin:			
Mid Atlantic	$ 345,009	$ 286,266	$ 338,586
North East	48,329	37,220	48,528
Mid East	103,128	85,385	109,579
South East	55,788	42,116	41,074
Total	$ 552,254	$ 450,987	$ 537,767
Segment profit:			
Mid Atlantic	$ 189,089	$ 148,373	$ 209,496
North East	21,529	13,463	25,090
Mid East	39,847	27,194	56,882
South East	20,674	14,162	10,870
Total	$ 271,139	$ 203,192	$ 302,338
Gross profit margin percentage:			
Mid Atlantic	18.4%	18.1%	19.0%
North East	17.3%	16.8%	16.9%
Mid East	16.4%	15.5%	17.3%
South East	16.7%	16.3%	14.7%

Segment Operating Activity:

	Year Ended December 31,					
	2012		2011		2010	
	Units	Average Price	Units	Average Price	Units	Average Price
Settlements:						
Mid Atlantic	5,047	$ 372.1	4,238	$ 373.4	5,043	$ 353.0
North East	889	$ 313.5	728	$ 303.6	920	$ 312.5
Mid East	2,472	$ 255.0	2,335	$ 235.1	2,886	$ 219.0
South East	1,435	$ 232.8	1,186	$ 217.1	1,181	$ 237.2
Total	9,843	$ 317.1	8,487	$ 307.5	10,030	$ 297.1

	Year Ended December 31,					
	2012		2011		2010	
	Units	Average Price	Units	Average Price	Units	Average Price
New orders, net of cancellations:						
Mid Atlantic	5,757	$ 382.9	4,616	$ 364.2	4,775	$ 365.1
North East	946	$ 325.3	872	$ 300.1	827	$ 317.3
Mid East	2,625	$ 264.2	2,412	$ 238.7	2,656	$ 221.3
South East	1,626	$ 243.7	1,347	$ 218.1	1,157	$ 231.9
Total	10,954	$ 328.8	9,247	$ 304.1	9,415	$ 304.0
Backlog:						
Mid Atlantic	2,683	$ 394.2	1,973	$ 370.3	1,595	$ 396.2
North East	433	$ 330.2	376	$ 303.0	232	$ 315.9
Mid East	1,152	$ 297.8	807	$ 245.6	730	$ 234.7
South East	711	$ 253.4	520	$ 227.0	359	$ 227.6
Total	4,979	$ 346.2	3,676	$ 315.8	2,916	$ 328.6

Operating Data:

	Year Ended December 31,		
	2012	2011	2010
New order cancellation rate:			
Mid Atlantic	13.4%	13.3%	11.3%
North East	16.8%	13.1%	16.4%
Mid East	15.0%	14.6%	15.0%
South East	16.0%	13.0%	18.9%
Average active communities:			
Mid Atlantic	198	188	171
North East	38	34	33
Mid East	105	106	108
South East	63	56	59
Total	404	384	371

Homebuilding Inventory:

	As of December 31,		
	2012	2011	2010
Sold inventory:			
Mid Atlantic	$ 319,958	$ 233,458	$ 182,128
North East	41,447	35,502	20,703
Mid East	97,115	52,141	43,506
South East	49,305	35,410	23,711
Total (1)	$ 507,825	$ 356,511	$ 270,048
Unsold lots and housing units inventory:			
Mid Atlantic	$ 46,007	$ 53,587	$ 42,682
North East	3,645	4,041	3,687
Mid East	20,105	7,830	11,089
South East	8,985	14,917	8,967
Total (1)	$ 78,742	$ 80,375	$ 66,425

(1) The reconciling items between segment inventory and consolidated inventory include certain consolidation adjustments necessary to convert the reportable segments' results, which are predominantly maintained on a cash basis, to a full accrual basis for external financial statement presentation purposes and are not allocated to our operating segment.

	Year Ended December 31,		
	2012	2011	2010
Unsold inventory impairments:			
Mid Atlantic	$ 349	$ 1,045	$ 1,520
North East	19	246	420
Mid East	72	554	434
South East	102	228	820
Total	$ 542	$ 2,073	$ 3,194

Lots Controlled and Land Deposits:

	As of December 31,		
	2012	2011	2010
Total lots controlled:			
Mid Atlantic	30,969	29,402	30,201
North East	4,772	4,751	4,025
Mid East	15,409	11,879	11,061
South East	7,348	6,944	7,023
Total	58,498	52,976	52,310
Lots included in impairment reserve:			
Mid Atlantic	5,335	5,724	5,973
North East	549	658	594
Mid East	2,515	2,409	2,055
South East	1,771	1,765	1,678
Total	10,170	10,556	10,300
Contract land deposits, net			
Mid Atlantic	$ 137,192	$ 101,674	$ 82,165
North East	13,553	11,502	8,525
Mid East	29,094	16,122	11,876
South East	15,037	5,860	4,830
Total	$ 194,876	$ 135,158	$ 107,396

	Year Ended December 31,		
	2012	2011	2010
Contract land deposit impairments:			
Mid Atlantic	$ 464	$ 6,741	$ 9,150
North East	1,588	818	4,898
Mid East	1,075	493	1,686
South East	203	311	4,618
Total	$ 3,330	$ 8,363	$ 20,352

Mid Atlantic

2012 versus 2011

The Mid Atlantic segment had an approximate $40,700, or 27%, increase in segment profit in 2012 compared to 2011. The increase in segment profit was driven by the increase of approximately $295,100, or 19%, in revenues year over year due primarily to a 19% increase in the number of units settled. The increase in units settled was attributable to a 26% increase in new orders during the first half of 2012 compared to the same period in 2011, coupled with a 24% higher backlog unit balance entering 2012 compared to the backlog unit balance entering 2011. These increases were partially offset by a slower backlog turnover rate in 2012 compared to 2011. The Mid Atlantic segment's gross profit margin percentage increased to 18.4% in 2012 from 18.1% in 2011, primarily due to a 40 basis point decrease in contract land deposit impairment charges year over year. The favorable impact of the increased settlement volume in 2012, which allowed us to better leverage certain operating costs, was offset by higher construction, lumber and certain other commodity costs year over year.

Segment new orders and the average selling price increased 25% and 5%, respectively, in 2012 compared to 2011. New orders and average selling prices were higher in each of our markets within the Mid Atlantic segment. New orders increased due to a 6% increase in the number of active communities and higher sales absorption driven by improved market conditions as discussed in the *Overview* section.

2011 versus 2010

The Mid Atlantic segment had an approximate $61,100, or 29%, decrease in segment profit in 2011 compared to 2010. Revenues decreased approximately $197,700, or 11%, in 2011 from 2010 on a 16% decrease in the number of units settled, offset partially by a 6% increase in the average settlement price year over year. The decrease in the number of homes settled was attributable to a 14% lower beginning backlog unit balance entering 2011 as compared to the same period in 2010, coupled with a 12% decline in new orders in the first half of 2011 compared to the first half of 2010. Average settlement prices in the current year were favorably impacted by a 10% higher average price of homes in the beginning backlog entering 2011 compared to the same period in 2010. The segment's gross profit margin percentage decreased to 18.1% in 2011 from 19.0% in 2010. Segment profit and gross profit margins were negatively impacted by pricing pressure and increased construction and sales incentive costs in addition to the reduced settlement volume year over year and its impact on our ability to leverage certain operating costs.

Segment new orders in 2011 declined approximately 3% from 2010, while the average sales price of new orders in 2011 remained flat year over year. New orders were lower despite a 10% increase in the number of active communities year over year due to a homebuilding environment that remained challenging throughout 2011, impacted by a sluggish economic recovery and high unemployment rates which weighed on consumer confidence and in turn, suppressed housing demand. New orders were also negatively impacted by an increase in the cancellation rate to 13.3% in 2011 from 11.3% in 2010.

North East

2012 versus 2011

The North East segment had an approximate $8,100, or 60%, increase in segment profit in 2012 compared to 2011. The increase in segment profit was primarily driven by an increase of approximately $57,600, or 26%, in revenues year over year due to a 22% increase in the number of units settled and a 3% increase in the average settlement price. The increase in units settled was attributable to a 62% higher backlog unit balance entering 2012 compared to the backlog unit balance entering 2011, coupled with an 8% increase in new orders during the first half of 2012 compared to the same period in 2011. These increases were partially offset by a slower backlog turnover rate in 2012 compared to 2011. The increase in the average settlement price in 2012 is primarily attributable to a 9% increase in the average new order price for the first six months of 2012 compared to the same period in 2011 due to a product mix shift from our attached products to our detached products which generally sell at higher price points. This increase was partially offset by a 4% lower average price of homes in backlog entering 2012 compared to the average price of homes in backlog entering 2011. The North East segment's gross profit margin percentage increased approximately 50 basis points in 2012 compared to 2011. Segment profit and gross profit margins were favorably impacted by the previously mentioned higher average settlement price year over year. In addition, gross profit margins were favorably impacted by the higher settlement volumes, allowing us to better leverage certain operating costs in the current year. These favorable variances were partially offset by higher construction, lumber and certain other commodity costs year over year.

Segment new orders and the average selling price each increased approximately 8% in 2012 compared to 2011. New orders were favorably impacted by the improved market conditions discussed in the *Overview* section above and by a 12% increase in the number of active communities year over year. This favorable impact was partially offset by an increase in the cancellation rate in the North East segment to 16.8% in 2012 from 13.1% in the prior year. The increase in the average selling price is attributable to a product mix shift away from our attached products to our detached products which generally sell at higher price points.

2011 versus 2010

The North East segment had an approximate $11,600, or 46% decrease in segment profit in 2011 compared to 2010. Revenues decreased approximately $66,400, or 23%, in 2011 from 2010. The decrease in revenues was primarily due to a 21% decrease in the number of units settled, which was attributable to a 29% lower backlog unit balance entering 2011 as compared to the backlog unit balance entering 2010. In addition, settlements were negatively impacted by a slower backlog turnover rate in 2011 compared to 2010. Gross profit margins remained relatively flat period over period, as lower contract land deposit impairment charges in 2011 of $818, or 37 basis points, compared to 2010 of $4,898, or 170 basis points, were offset by pricing pressure and increased construction and sales incentive costs year over year. In addition, gross profit margins and segment profit were negatively affected by the lower settlement volume year over year which impacted our ability to leverage certain operating costs.

Segment new orders in 2011 increased 5% compared to 2010, while the average sales price of new orders decreased 5% year over year. New orders were favorably impacted by the increase in the number of active communities year over year. Average selling prices were lower year over year due to a product mix shift from our detached product to our attached product which generally sells at lower price points.

Mid East

2012 versus 2011

The Mid East segment had an approximate $12,700, or 47%, increase in segment profit in 2012 compared to 2011 due primarily to an increase in revenues of approximately $81,000, or 15%, year over year. Revenues increased due to a 6% increase in the number of units settled and a 9% increase in the average price of settlements in the current year compared to 2011. The increase in units settled was attributable to an 11% higher backlog unit balance entering 2012 compared to the backlog unit balance entering 2011, coupled with a 7% increase in new orders during the first half of 2012 compared to the same period in 2011. These increases were partially offset by a slower backlog turnover rate in 2012 compared to 2011. Average settlement prices were favorably impacted by an 11% increase in the average new order price for the first six months of 2012 compared to the same period in 2011 due to a shift in mix to higher priced communities in certain markets. Gross profit margins increased approximately 80 basis points year over year primarily as a result of the increase in the average settlement price, as well as from the increase in the number of settlements, allowing us to better leverage certain operating costs in the current year. These favorable variances were partially offset by higher construction, lumber and certain other commodity costs year over year.

Segment new orders and the average selling price for new orders increased 9% and 11%, respectively, in 2012 compared to 2011. New orders were favorably impacted by the improved market conditions discussed in the *Overview* section above which contributed in part to higher sales absorption levels. The increase in the average selling price was attributable to a shift in mix to higher priced communities in certain markets.

The increases to the Mid East segment's backlog, sold and unsold inventory, lots controlled and contract land deposit balances were all in part driven by the aforementioned December 31, 2012 acquisition of Heartland Homes. The acquisition did not impact sales or settlement results in 2012.

2011 versus 2010

The Mid East segment had an approximate $29,700, or 52%, decrease in segment profit in 2011 compared to 2010, driven by a decrease in revenues of approximately $83,000, or 13%, year over year. The decline in revenues was primarily due to a 19% decrease in the number of units settled, offset partially by a 7% increase in the average price of homes settled year over year. Units settled in 2011 were negatively impacted by a 24% lower beginning backlog unit balance entering 2011 compared to the same period in 2010 coupled with a 15% decline in new orders in the first half of 2011 compared to the first half of 2010. The increase in the average settlement price in 2011 is attributable to a 4% higher average price of homes in the beginning backlog year over year and an 8% higher average price of new orders in the first half of 2011 compared to the same period in 2010. Gross profit margins declined to 15.5% in 2011 from 17.3% in 2010. Gross profit margins and segment profit were negatively impacted by pricing pressure and increased construction and sales incentive costs year over year and by the lower settlement volume year over year which impacted our ability to leverage certain operating costs.

Segment new orders in 2011 decreased 9% compared to 2010, while the average new order selling price increased 8% year over year. New orders were lower year over year due to a homebuilding environment that remained challenging throughout 2011, impacted by a sluggish economic recovery and high unemployment rates which weighed on consumer confidence and in turn, suppressed housing demand. In addition, new orders were negatively impacted by a lower number of active communities in certain of our markets year over year, most notably the Ohio and New York regions which were down 10% and 11% respectively. The increase in the average selling price is attributable to a shift in mix to higher priced communities in certain markets.

South East

2012 versus 2011

The South East segment had an approximate $6,500, or 46%, increase in segment profit in 2012 compared to 2011, primarily due to an increase in revenues of approximately $76,400, or 30%, year over year. Segment revenues were higher primarily due to a 21% increase in the number of homes settled and a 7% increase in the average settlement price year over year. The increase in settlements was attributable to a 45% higher beginning backlog unit balance entering 2012 compared to the same period in 2011, coupled with a 23% increase in new orders during the first half of 2012 compared to the same period in 2011. These increases were partially offset by a slower backlog turnover rate in 2012 compared to 2011. Average settlement prices were favorably impacted by a 12% increase in the average new order price for the first six months of 2012 compared to the same period in 2011 attributable to a shift in mix to higher priced markets and higher priced communities in certain markets. The South East segment's gross profit margins in 2012 increased approximately 40 basis points from 2011 primarily due to the higher average settlement prices and improved operating leverage attributable to higher settlement volume year over year. These favorable variances were partially offset by higher construction, lumber and certain other commodity costs year over year.

Segment new orders and the average selling price for new orders increased approximately 21% and 12%, respectively, in 2012 compared to 2011. New orders were favorably impacted in the current year by a 12% increase in the number of active communities and by the improved market conditions discussed in the *Overview* section above which contributed in part to higher sales absorption levels. The increase in the average selling price for new orders was attributable to a shift in mix to higher priced markets and higher priced communities in certain markets.

2011 versus 2010

The South East segment had an approximate $3,300, or 30%, increase in segment profit in 2011 compared to 2010, despite an 8% decrease in revenues year over year. The number of units settled remained flat year over year, while the average price of homes settled in 2011 decreased 9% compared to 2010. The decrease in the average settlement price in 2011 is attributable to the 7% lower average price of units in backlog entering 2011 compared to the same period in 2010. Gross profit margins increased to 16.3% in 2011 from 14.7% in 2010 due primarily to lower contract land deposit impairment charges in 2011 of $311, or 12 basis points, compared to $4,618, or 165 basis points, in 2010. Despite this gross profit margin improvement year over year, the South East segment's gross profit margins, similar to our other segments, were negatively impacted by pricing pressure and increased construction and sales incentive costs year over year.

Segment new orders increased 16% in 2011 compared to 2010, while the average selling price of new orders decreased 6% year over year. The increase in new orders is primarily attributable to an increase in the number of active communities in the Raleigh, NC and Orlando, FL markets. In addition, new orders were favorably impacted by a decline in the cancellation rate in the South East segment to 13% in 2011 from 19% in 2010. The decrease in the average selling price is attributable to product mix shift to lower priced, more affordable homes in certain of our markets in the South East segment.

Homebuilding Segment Reconciliations to Consolidated Homebuilding Operations

In addition to the corporate capital allocation and contract land deposit impairments discussed above, the other reconciling items between homebuilding segment profit and homebuilding consolidated profit before tax include unallocated corporate overhead (which includes all management incentive compensation), stock-based compensation expense, consolidation adjustments and external corporate interest expense. Our overhead functions, such as accounting, treasury, human resources, etc., are centrally performed and the costs are not allocated to our operating segments. Consolidation adjustments consist of such items to convert the reportable segments' results, which are predominantly maintained on a cash basis, to a full accrual basis for external financial statement presentation purposes, and are not allocated to our operating segments. Likewise, stock-based compensation expense is not charged to the operating segments. External corporate interest expense is primarily comprised of interest charges on our senior notes, and is not charged to the operating segments because the charges are included in the corporate capital allocation discussed above.

	Year Ended December 31,		
	2012	2011	2010
Homebuilding Consolidated Gross Profit:			
Homebuilding Mid Atlantic	$ 345,009	$ 286,266	$ 338,586
Homebuilding North East	48,329	37,220	48,528
Homebuilding Mid East	103,128	85,385	109,579
Homebuilding South East	55,788	42,116	41,074
Consolidation adjustments and other	(6,649)	(5,417)	4,699
Consolidated homebuilding gross profit	$ 545,605	$ 445,570	$ 542,466

	Year Ended December 31,		
	2012	2011	2010
Homebuilding Consolidated Profit Before Tax:			
Homebuilding Mid Atlantic	$ 189,089	$ 148,373	$ 209,496
Homebuilding North East	21,529	13,463	25,090
Homebuilding Mid East	39,847	27,194	56,882
Homebuilding South East	20,674	14,162	10,870
Reconciling items:			
Contract land deposit impairment reserve (1)	5,333	(2,878)	16,206
Equity-based compensation expense (2)	(60,859)	(61,359)	(50,357)
Corporate capital allocation (3)	91,507	71,226	65,971
Unallocated corporate overhead (4)	(70,258)	(45,355)	(55,992)
Consolidation adjustments and other	10,858	20,477	15,848
Corporate interest expense (5)	(6,796)	(715)	(4,546)
Reconciling items sub-total	(30,215)	(18,604)	(12,870)
Homebuilding consolidated profit before taxes	$ 240,924	$ 184,588	$ 289,468

(1) This item represents changes to the contract land deposit impairment reserve, which are not allocated to the reportable segments.

(2) The increase in equity-based compensation expense in 2011 compared to 2010 was due to recognizing a full year of expense in 2011 related to non-qualified stock options and restricted share units granted in the second quarter of 2010 under the 2010 Equity Incentive Plan. In addition, equity based compensation in 2010 was reduced by an approximate $7,000 pre-tax reversal attributable to an adjustment of our option forfeiture estimates based on our actual forfeiture experience.

(3) This item represents the elimination of the corporate capital allocation charge included in the respective homebuilding reportable segments. The corporate capital allocation charge is based on the segment's monthly average asset balance, and is as follows for the years presented:

	Year Ended December 31,		
	2012	2011	2010
Homebuilding Mid Atlantic	$ 59,144	$ 48,697	$ 44,758
Homebuilding North East	8,187	5,763	5,926
Homebuilding Mid East	15,039	11,074	9,657
Homebuilding South East	9,137	5,692	5,630
Total	$ 91,507	$ 71,226	$ 65,971

(4) The increase in unallocated corporate overhead in 2012 from 2011 was attributable to increased management incentive costs year over year. The decrease in unallocated corporate overhead in 2011 from 2010 was attributable to decreased management incentive costs year over year.

(5) The increase in corporate interest expense in 2012 from 2011 was attributable to the issuance of our 3.95% Senior Notes due 2022 in the third quarter of 2012. The decrease in corporate interest expense in 2011 from 2010 was attributable to the redemption upon maturity of the outstanding 5% Senior Notes due 2010 in the second quarter of 2010 and the termination of the working capital credit facility in the fourth quarter of 2010.

Mortgage Banking Segment

We conduct our mortgage banking activity through NVR Mortgage Finance, Inc. ("NVRM"), a wholly owned subsidiary. NVRM focuses almost exclusively on serving the homebuilding segment's customer base. Following is a table of financial and statistical data for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Loan closing volume:			
Total principal	$ 2,206,092	$ 1,868,472	$ 2,219,946
Loan volume mix:			
Adjustable rate mortgages	5%	9%	4%
Fixed-rate mortgages	95%	91%	96%
Operating profit:			
Segment profit	$ 38,135	$ 26,102	$ 35,704
Equity-based compensation expense	(3,982)	(3,114)	(2,779)
Mortgage banking income before tax	$ 34,153	$ 22,988	$ 32,925
Capture rate:	87%	88%	90%
Mortgage banking fees:			
Net gain on sale of loans	$ 47,019	$ 34,632	$ 46,225
Title services	15,977	12,769	14,108
Servicing fees	410	553	801
	$ 63,406	$ 47,954	$ 61,134

2012 versus 2011

Loan closing volume for the year ended December 31, 2012 increased 18% from 2011. The 2012 increase was primarily attributable to a 14% increase in the number of units closed and a 3% increase in the average loan amount year over year. The increase in the number of units closed and the increase in the average loan amount are primarily attributable to the aforementioned increase in the homebuilding segment's number of units settled and the increase in the average settlement prices in 2012 compared to 2011.

Segment profit for the year ended December 31, 2012 increased approximately $12,000 from 2011. The increase in segment profit was primarily attributable to an approximate $15,500 increase in mortgage banking fees, partially offset by an approximate $2,700 increase in general and administrative expenses. The increase in mortgage banking fees was partially attributable to the aforementioned 18% increase in closed loan volume and an increase in secondary marketing fees. The increase in general and administrative expenses is primarily attributable to an increase in compensation costs as a result of a 33% increase in headcount compared to 2011 due to increased loan volume and the increased regulatory requirements. The increase in compensation costs was partially offset by an approximate $3,700 decrease in the provision for loan loss compared to 2011.

2011 versus 2010

Loan closing volume for the year ended December 31, 2011 decreased 16% from 2010. The 2011 decrease was primarily attributable to an 18% decrease in the number of units closed, partially offset by a 3% increase in the average loan amount year over year. The decrease in the number of units closed and the increase in the average loan amount are primarily attributable to the decrease in the homebuilding segment's number of units settled and the increase in the average settlement prices in 2011 compared to 2010. The decrease in the number of units closed was also partially attributable to a 2 percentage point decrease in the number of loans closed by NVRM for our homebuyers who obtain a mortgage to purchase the home ("Capture Rate"), which decreased to 88% compared to 90% in 2010.

Segment profit for the year ended December 31, 2011 decreased approximately $9,600 from 2010. The decrease in segment profit was primarily attributable to an approximate $13,200 decrease in mortgage banking fees, partially offset by an approximate $3,350 decrease in general and administrative expenses. The decrease in mortgage banking fees was primarily attributable to the 16% decrease in closed loan volume in 2011 compared to 2012. The decrease in general and administrative expenses is primarily attributable to an approximate $1,200 decrease in the provision for loan loss and an approximate $1,500 decrease in management incentive compensation compared to 2010.

Mortgage Banking – Other

We sell all of the loans we originate into the secondary mortgage market. Insofar as we underwrite our originated loans to the standards and specifications of the ultimate investor, we have no further financial obligations from the issuance of loans, except in certain limited instances where early payment default occurs. Those underwriting standards are typically equal to or more stringent than the underwriting standards required by FNMA, VA and FHA. Because we sell all of our loans and do not service them, there is often a substantial delay between the time that a loan goes into default and the time that the investor requests us to reimburse them for losses incurred because of the default. We believe that all of the loans that we originate are underwritten to the standards and specifications of the ultimate investor to whom we sell our originated loans. We employ a quality control department to ensure that our underwriting controls are effective, and further assess the underwriting function as part of our assessment of internal controls over financial reporting.

NVRM has always maintained an allowance for losses on mortgage loans originated that reflects our judgment of the present loss exposure from the loans that we have originated and sold. The allowance is calculated based on an analysis of historical experience and exposure. During the third quarter of 2012, NVRM entered into a settlement agreement with one of its correspondent lenders to pay $7,250 to settle all pending and future repayment and settlement requests for all loans delivered to that correspondent lender. This lender represented 59% of NVRM's loan closing volume from January 1, 2005 through December 31, 2011. The settlement payment reduced the loan loss allowance, which is included in the Mortgage Banking segment's "Accounts payable and other liabilities" line item on the accompanying consolidated balance sheets. At December 31, 2012, we had an allowance for loan losses of approximately $6,550. Although we consider the allowance for loan losses reflected on the December 31, 2012 balance sheet to be adequate, there can be no assurance that this allowance will prove to be adequate to cover losses on loans previously originated.

In October 2011, Bank of America discontinued their correspondent lending program. As a result, this decreased the number of investors available in the loan sale distribution channels. The remaining correspondent investors are now dealing with a larger volume of loans and as a result of changes in the regulatory environment are performing a much more comprehensive review of loan files prior to purchase. This resulted in loans originated by us remaining in inventory for a longer period of time before being sold compared to our historical averages. Prior to Bank of America discontinuing their correspondent lending program, loans were typically sold within 30 days. This time period increased to 30 to 60 days during the fourth quarter of 2011 and into the first quarter of 2012. During 2012, we have experienced improvement in investor funding times consistent with our historical averages, resulting in our mortgages held for sale balance included in the consolidated balance sheet decreasing by approximately $63,400 from December 31, 2011. We can make no assurances that our average days in inventory will remain below 30 days in future periods.

NVRM is dependent on our homebuilding segment's customers for business. If new orders and selling prices of the homebuilding segment decline, NVRM's operations will also be adversely affected. In addition, the mortgage segment's operating results may be adversely affected in future periods due to the continued tightening and volatility of the credit markets, changes in investor funding times, as well as increased regulation of mortgage lending practices.

Seasonality

Overall, we do not experience material seasonal fluctuations in sales, settlements or loan closings.

Effective Tax Rate

Our consolidated effective tax rate in 2012, 2011 and 2010 was 34.35%, 37.65% and 36.10%, respectively. During 2012, we reduced our provision for unrecognized tax benefits by $9,154, which reduced the 2012 effective tax rate. The reduction resulted from settlements with and an audit by certain taxing authorities during 2012 which led us to update our evaluation of the administrative practice in other states for similar uncertain tax positions to determine whether the positions taken in those states were effectively settled. See Note 9 in the accompanying consolidated financial statements herein for further discussion of income taxes.

Recent Accounting Pronouncements Pending Adoption

There have not been any pronouncements issued but not yet implemented that we believe will have a material impact on our financial statements.

Liquidity and Capital Resources

Lines of Credit and Notes Payable

Our homebuilding business segment funds its operations from cash flows provided by operating activities and the public debt and equity markets. On September 5, 2012, we filed a Shelf Registration Statement (the "Shelf") with the Securities and Exchange Commission to register for future offer and sale an unlimited amount of debt securities, common shares, preferred shares, depositary shares representing preferred shares and warrants. On September 10, 2012, we issued $600,000 aggregate principal amount of 3.95% Senior Notes due 2022 (the "Notes") under the Shelf. The Notes were issued at a discount to yield 3.97% and have been reflected net of the unamortized discount in the accompanying consolidated balance sheet. The offering of the Notes resulted in aggregate net proceeds of approximately $593,900, after deducting offering expenses. The Notes mature on September 15, 2022 and bear interest at 3.95%, payable semi-annually in arrears on March 15 and September 15, commencing on March 15, 2013. The Notes are senior unsecured obligations and rank equally in right of payment with any of NVR's existing and future unsecured senior indebtedness, will rank senior in right of payment to any of NVR's future indebtedness that is by its terms expressly subordinated to the Notes and will be effectively subordinated to any of NVR's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The indenture governing the Notes does not contain any financial covenants, however, it does contain, among other items, and subject to certain exceptions, covenants that restrict the Company's ability to create, incur, assume or guarantee secured debt, enter into sale and leaseback transactions and conditions related to mergers and/or the sale of assets. The proceeds from the Notes issuance are intended to be used for general corporate purposes, which may include repurchases of our common shares.

Our mortgage subsidiary, NVRM, provides for its mortgage origination and other operating activities using cash generated from operations, borrowings from its parent company, NVR, as well as a revolving mortgage repurchase facility, which is non-recourse to NVR. On August 1, 2012, NVRM entered into a repurchase agreement with U.S. Bank National Association which provides for loan purchases up to $25,000, subject to certain sub-limits ("Repurchase Agreement"). The purpose of the Repurchase Agreement is to finance the origination of mortgage loans by NVRM. The Repurchase Agreement expires on July 31, 2013.

Advances under the Repurchase Agreement carry a Pricing Rate based on the Libor Rate plus the Libor Margin, or the Default Pricing Rate, as determined under the Repurchase Agreement, provided that the Pricing Rate shall not be less than 3.10%. There are several restrictions on purchased loans, including that they cannot be sold to others, they cannot be pledged to anyone other than the agent, and they cannot support any other borrowing or repurchase agreement. The Repurchase Agreement contains various affirmative and negative covenants. The negative covenants include among others, certain limitations on transactions involving acquisitions, mergers, the incurrence of debt, sale of assets and creation of liens upon any of its Mortgage Notes. Additional covenants include (i) a tangible net worth requirement, (ii) a minimum liquidity requirement, (iii) a minimum net income requirement, and (iv) a maximum leverage ratio requirement. The Company was in compliance with all covenants under the Repurchase Agreement at December 31, 2012. At December 31, 2012, there was no debt outstanding under the Repurchase Agreement and there were no borrowing base limitations.

Equity Repurchases

In addition to funding growth in our homebuilding and mortgage banking operations, we historically have used a substantial portion of our excess liquidity to repurchase outstanding shares of our common stock in open market and privately negotiated transactions. This ongoing repurchase activity is conducted pursuant to publicly announced Board authorizations, and is typically executed in accordance with the safe-harbor provisions of Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. In addition, the Board resolutions authorizing us to repurchase shares of our common stock specifically prohibit us from purchasing shares from our officers, directors, Profit Sharing/401K Plan Trust or Employee Stock Ownership Plan Trust. The repurchase program assists us in accomplishing our primary objective, creating increases in shareholder value. See Part II, Item 5 of this Form 10-K for disclosure of amounts repurchased during the fourth quarter of 2012. For the year ended December 31, 2012, we repurchased 285,495 shares of our common stock at an aggregate purchase price of approximately $227,300. As of December 31, 2012, we had approximately $392,600 available under two board approved repurchase authorizations.

Cash Flows

For the year ended December 31, 2012, cash and cash equivalents increased by $672,713. Net cash provided by operating activities was $264,384. Cash was provided by homebuilding operations and by an approximate $63,400 decrease in mortgage loans held for sale. In addition, cash was provided by an increase of $110,396 in accounts payable, accrued expenses and customer deposits in 2012 compared to 2011. Payables were higher due primarily to an increase in our inventory levels. The increase in accrued expenses and customer deposits were attributable to increased management incentive accruals associated with our improved financial results and an increase in customer deposits associated with increased sales volume. Cash provided by homebuilding operations was used to fund the increase to homebuilding inventory of $97,750, as a result of an increase in the units under construction at the end of 2012 compared to the same period in 2011. In addition, cash was used to fund the $53,942 increase in contract land deposits year over year. Investing activities during 2012 used net cash of $22,611, primarily as a result of the acquisition of substantially all of the assets of Heartland Homes on December 31, 2012 (see Note 14 to the accompanying consolidated financial statements included herein for additional discussion of the acquisition). In addition, cash was used for the purchase of property, plant and equipment totaling $12,365 during 2012. These uses of cash from investing activities were partially offset by capital distributions received from our unconsolidated joint ventures. Net cash provided by financing activities was $430,940, due primarily to the receipt of $593,866 in net proceeds from the issuance of the Notes and $73,211 in proceeds from stock option exercises. During 2012, we spent $227,281 to repurchase 285,495 shares of our common stock under our ongoing common stock repurchase program as discussed above. In addition, cash was used in the repayment of $21,910 of loans assumed in the acquisition of Heartland Homes.

For the year ended December 31, 2011, cash and cash equivalents decreased by $712,956. Net cash provided by operating activities was $1,463. Cash provided by homebuilding operations was used to fund the increase to homebuilding inventory of $99,527, as a result of an increase in the units under construction at the end of 2011 compared to the same period in 2010. In addition, cash was used to fund the $42,385 increase in contract land deposits year over year. The presentation of operating cash flows was reduced by $22,835, which is the amount of the excess tax benefit realized from stock option exercises and deferred compensation plan distributions during 2011 and credited directly to additional paid in capital. Investing activities during 2011 used net cash of $61,866, primarily as a result of our investment in a joint venture with Morgan Stanley Real Estate Investing of $61,250. In addition, cash was used to purchase $11,444 in property, plant and equipment during 2011. These uses of cash from investing activities were partially offset by capital distributions received from our unconsolidated joint ventures. Net cash used by financing activities was $652,553. During 2011, we spent approximately $689,300 to repurchase 1,017,588 shares of our common stock under our ongoing common stock repurchase program as discussed above. In addition, cash was used in the repayment of approximately $90,000 of the outstanding NVRM repurchase facility due to our decision to substantially reduce the available credit capacity under the Repurchase Agreement. These uses of cash from financing activities were offset partially by equity-based activity which provided stock option exercise proceeds of $106,999 and the realization of $22,835 in excess income tax benefits from stock option exercises and deferred compensation plan distributions.

For the year ended December 31, 2010, cash and cash equivalents decreased by $56,400. Net cash provided by operating activities was $55,388. Cash was provided primarily by homebuilding operations and was used to fund increases to contract land deposits. The presentation of operating cash flows was reduced by $63,558, which is the amount of the excess tax benefit realized from stock option exercises and deferred compensation plan distributions during 2010 and credited directly to additional paid in capital. Investing activities provided net cash of $212,440, primarily due to the net redemption of $219,535 in marketable securities at maturity during the year. Net cash used by financing activities was $324,228. During 2010, we repurchased 644,562 shares of our common stock at an aggregate purchase price of $417,079 under our ongoing common stock repurchase program. In addition, we redeemed the remaining outstanding 5% Senior Notes due 2010, totaling $133,370, upon their maturity on June 15, 2010. Stock option exercise activity during 2010 provided $77,492 in exercise proceeds and we realized $63,558 in excess income tax benefits from the exercise of stock options and deferred compensation plan distributions. We also increased net borrowings under the mortgage warehouse facility by $77,579 due to a change in the distribution channel for the sale of mortgage loans closed.

At December 31, 2012, 2011 and 2010, the homebuilding segment had restricted cash of approximately $19,661, $19,119 and $22,889, respectively, which is included in "Other assets" on the accompanying consolidated balance sheets. The restricted cash balances relate to holding requirements for outstanding letters of credit issued under our letter of credit agreement. In addition, restricted cash relates to customer deposits for certain home sales.

We believe that our current cash holdings, cash generated from operations and borrowings available under our mortgage repurchase agreement and the public debt and equity markets will be sufficient to satisfy near and long term cash requirements for working capital and debt service in both our homebuilding and mortgage banking operations.

Off-Balance Sheet Arrangements

Lot Acquisition Strategy

We generally do not engage in land development. Instead, we typically acquire finished building lots at market prices from various land developers under fixed price purchase agreements that require deposits that may be forfeited if we fail to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts and represent a percentage, typically ranging up to 10%, of the aggregate purchase price of the finished lots.

We believe that our lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. We may, at our option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of our intent not to acquire the finished lots under contract. Our sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidated damage provision contained within the purchase agreements. We do not have any financial guarantees or completion obligations and we typically do not guarantee lot purchases on a specific performance basis under these purchase agreements.

At December 31, 2012, we controlled approximately 58,500 lots through lot purchase agreements, joint ventures and land under development, with an aggregate purchase price of approximately $5,100,000. These lots are controlled by making or committing to make deposits of approximately $308,900 in the form of cash and letters of credit. Our entire risk of loss pertaining to the aggregate purchase price contractual commitment resulting from our non-performance under the contracts is limited to our $259,900 deposit paid, plus the additional $49,000 referred to below. Of the $308,900 deposit total, approximately $256,600 was in cash and approximately $3,300 was in letters of credit which had been issued as of December 31, 2012. The remaining balance of approximately $49,000 relates to deposits to be paid subsequent to December 31, 2012 assuming that contractual development milestones are met by the developers (see *Contractual Obligations* section below). As of December 31, 2012, we had recorded an impairment valuation allowance of approximately $65,000 related to certain cash deposits currently outstanding. Please refer to Note 1 in the accompanying consolidated financial statements for a further discussion of the contract land deposits and Note 3 in the accompanying consolidated financial statements for a description of our lot acquisition strategy in relation to our accounting related to the consolidation of variable interest entities.

Bonds and Letters of Credit

We enter into bond or letter of credit arrangements with local municipalities, government agencies, or land developers to collateralize our obligations under various contracts. We had approximately $47,100 of contingent obligations under such agreements as of December 31, 2012 (inclusive of the $3,300 of lot acquisition deposits in the form of letters of credit discussed above). We believe we will fulfill our obligations under the related contracts and do not anticipate any material losses under these bonds or letters of credit.

Mortgage Commitments and Forward Sales

In the normal course of business, our mortgage banking segment enters into contractual commitments to extend credit to buyers of single-family homes with fixed expiration dates. The commitments become effective when the borrowers "lock-in" a specified interest rate within time frames established by us. All mortgagors are evaluated for credit worthiness prior to the extension of the commitment. Market risk arises if interest rates move adversely between the time of the "lock-in" of rates by the borrower and the sale date of the loan to a broker/dealer. To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, we enter into optional or mandatory delivery forward sale contracts to sell whole loans and mortgage-backed securities to broker/dealers. The forward sale contracts lock in an interest rate and price for the sale of loans similar to the specific rate lock commitments. We do not engage in speculative or trading derivative activities. Both the rate lock commitments to borrowers and the forward sale contracts to broker/dealers are undesignated derivatives, and, accordingly, are marked to fair value through earnings. At December 31, 2012, there were contractual commitments to extend credit to borrowers aggregating $138,865 and open forward delivery contracts aggregating $305,322. Please refer to Note 12 in the accompanying consolidated financial statements for a description of our fair value accounting.

Contractual Obligations

Our fixed, non-cancelable obligations as of December 31, 2012, were as follows:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt (a)	$ 600,000	$ -	$ -	$ -	$ 600,000
Interest on debt (a)	237,329	24,095	47,400	47,400	118,434
Capital lease (b)	820	703	117	-	-
Operating leases (c)	72,354	19,720	24,861	15,787	11,986
Purchase obligations (d)	48,982	*	*	*	*
Executive Officer employment contracts (e)	5,535	1,845	3,690	-	-
Other long-term liabilities (f)	42,337	41,875	462	-	-
Uncertain tax positions (g)	26,159	*	*	*	*
Total	$ 1,033,516	$ 88,238	$ 76,530	$ 63,187	$ 730,420

(a) See Note 7 in the accompanying consolidated financial statements for additional information regarding the 3.95% Senior Notes due 2022.

(b) The present value of this obligation is included on the consolidated balance sheets. See Note 7 in the accompanying consolidated financial statements for additional information regarding capital lease obligations.

(c) See Note 11 in the accompanying consolidated financial statements for additional information regarding operating leases.

(d) Amount represents required payments of forfeitable deposits with land developers under existing, fixed price purchase agreements, assuming that contractual development milestones are met by the developers. We expect to make all payments of these deposits within the next three years, but due to the nature of the contractual development milestones that must be met, we are unable to accurately estimate the portion of the deposit obligation that will be made within one year and that portion that will be made within one to three years.

(e) We have entered into employment agreements with our four executive officers. Each of the agreements expires on January 1, 2016 and provides for payment of a minimum base salary, which may be increased at the discretion of the Compensation Committee of NVR's Board of Directors (the "Compensation Committee"), and annual incentive compensation of up to 100% of base salary upon achievement of annual performance objectives established by the Compensation Committee. The agreements also provide for payment of severance benefits upon termination of employment, in amounts ranging from $0 to two times the executive officer's then annual base salary, depending on the reason for termination, plus up to $100 in outplacement assistance. Accordingly, total payments under these agreements will vary based on length of service, any future increases to base salaries, annual incentive payments earned, and the reason for termination. The agreements have been reflected in the above table assuming the continued employment of the executive officers for the full term of the respective agreements, and at the executive officers' current base salaries. The above balances do not include any potential annual incentive compensation. The actual amounts paid could differ from that presented.

(f) Amounts represent payments due under incentive compensation plans and are included on the accompanying consolidated balance sheets, approximately $2,538 of which is recorded in the Mortgage Banking "Accounts payable and other liabilities" line item, and the remainder in the Homebuilding "Accrued expenses and other liabilities" line item.

(g) Due to the nature of the uncertain tax positions, we are unable to make a reasonable estimate as to the period of settlement with the respective taxing authorities.

Critical Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate the estimates we use to prepare the consolidated financial statements and update those estimates as necessary. In general, our estimates are based on historical experience, on information from third party professionals, and other various assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ materially from those estimates made by management.

Homebuilding Inventory

The carrying value of inventory is stated at the lower of cost or market value. Cost of lots and completed and uncompleted housing units represent the accumulated actual cost of the units. Field construction supervisors' salaries and related direct overhead expenses are included in inventory costs. Interest costs are not capitalized into inventory, with the exception of land under development. Upon settlement, the cost of the unit is expensed on a specific identification basis. Cost of manufacturing materials is determined on a first-in, first-out basis.

Sold inventory is evaluated for impairment based on the contractual selling price compared to the total estimated cost to construct. Unsold inventory is evaluated for impairment by analyzing recent comparable sales prices within the applicable community compared to the costs incurred to date plus the expected costs to complete. Any calculated impairments are recorded immediately.

Land Under Development and Contract Land Deposits

Land Under Development

On a very limited basis, we directly acquire raw parcels of land already zoned for its intended use to develop into finished lots. Land under development includes the land acquisition costs, direct improvement costs, capitalized interest, where applicable, and real estate taxes.

Land under development, including the land under development held by our unconsolidated joint ventures and the related joint venture investments, is reviewed for potential write-downs when impairment indicators are present. In addition to considering market and economic conditions, we assess land under development impairments on a community-by-community basis, analyzing, as applicable, current sales absorption levels, recent sales' gross profit, and the dollar differential between the projected fully-developed cost of the lots and the current market price for lots. If indicators of impairment are present for a community, we perform an analysis to determine if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts, and if they are, impairment charges are required to be recorded in an amount by which the carrying amount of the assets exceeds the fair value of the assets. Our determination of fair value is primarily based on discounting the estimated future cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams.

At December 31, 2012, we had approximately $68,300 in land under development in three separate communities. In addition, at December 31, 2012, we had an aggregate investment totaling approximately $82,900 in four separate JVs that controlled land under development. None of the three communities classified as land under development nor any of the undeveloped land held by the four JVs had any indicators of impairment at December 31, 2012. As such, we do not believe that any of the land under development is impaired at this time. However, there can be no assurance that we will not incur impairment charges in the future due to unanticipated adverse changes in the economy or other events adversely affecting specific markets or the homebuilding industry.

Contract Land Deposits

We purchase finished lots under fixed price purchase agreements that require deposits that may be forfeited if we fail to perform under the contract. The deposits are in the form of cash or letters of credit in varying amounts and represent a percentage of the aggregate purchase price of the finished lots.

We maintain an allowance for losses on contract land deposits that reflects our judgment of the present loss exposure in the existing contract land deposit portfolio at the end of the reporting period. To analyze contract land deposit impairments, we utilize a loss contingency analysis that is conducted each quarter. In addition to considering market and economic conditions, we assess contract land deposit impairments on a community-by-community basis pursuant to the purchase contract terms, analyzing, as applicable, current sales absorption levels, recent sales' gross profit, the dollar differential between the contractual purchase price and the current market price for lots, a developer's financial stability, a developer's financial ability or willingness to reduce lot prices to current market prices, and the contract's default status by either us or the developer along with an analysis of the expected outcome of any such default.

Our analysis is focused on whether we can sell houses profitably in a particular community in the current market with which we are faced. Because we don't own the finished lots on which we had placed a contract land deposit, if the above analysis leads to a determination that we can't sell homes profitably at the current contractual lot price, we then determine whether we will elect to default under the contract, forfeit our deposit and terminate the contract, or whether we will attempt to restructure the lot purchase contract, which may require us to forfeit the deposit to obtain contract concessions from a developer. We also assess whether an impairment is present due to collectability issues resulting from a developer's non-performance because of financial or other conditions.

Although we consider the allowance for losses on contract land deposits reflected on the December 31, 2012 consolidated balance sheet to be adequate (see Note 1 to the accompanying consolidated financial statements included herein), there can be no assurance that this allowance will prove to be adequate over time to cover losses due to unanticipated adverse changes in the economy or other events adversely affecting specific markets or the homebuilding industry.

Excess Reorganization Value

Reorganization value in excess of identifiable assets ("excess reorganization value") is an indefinite-lived intangible asset that was created upon our emergence from bankruptcy on September 30, 1993. Based on the allocation of our reorganization value, the portion of our reorganization value which was not attributed to specific tangible or intangible assets has been reported as excess reorganization value, which is treated similarly to goodwill. Excess reorganization value is not subject to amortization. Rather, excess reorganization value is subject to an impairment assessment on an annual basis or more frequently if changes in events or circumstances indicate that impairment may have occurred. Because excess reorganization value was based on the reorganization value of our entire enterprise upon bankruptcy emergence, the impairment assessment is conducted on an enterprise basis based on the comparison of our total equity compared to the market value of our outstanding publicly-traded common stock. We do not believe that excess reorganization value is impaired at this time. However, changes in strategy or continued adverse changes in market conditions could impact this judgment and require an impairment loss to be recognized if our book value, including excess reorganization value, exceeds the fair value.

Warranty/Product Liability Accruals

Warranty and product liability accruals are established to provide for estimated future costs as a result of construction and product defects, product recalls and litigation incidental to our business. Liability estimates are determined based on our judgment considering such factors as historical experience, the likely current cost of corrective action, manufacturers' and subcontractors' participation in sharing the cost of corrective action, consultations with third party experts such as engineers, and evaluations by our General Counsel and outside counsel retained to handle specific product liability cases. Although we consider the warranty and product liability accrual reflected on the December 31, 2012 consolidated balance sheet to be adequate (see Note 11 to the accompanying consolidated financial statements included herein), there can be no assurance that this accrual will prove to be adequate over time to cover losses due to increased costs for material and labor, the inability or refusal of manufacturers or subcontractors to financially participate in corrective action, unanticipated adverse legal settlements, or other unanticipated changes to the assumptions used to estimate the warranty and product liability accrual.

Equity-Based Compensation Expense

Compensation costs related to our equity-based compensation plans are recognized within our income statement. The costs recognized are based on the grant date fair value. Compensation cost for share-based grants is recognized on a straight-line basis over the requisite service period for the entire award (from the date of grant through the period of the last separately vesting portion of the grant).

We calculate the fair value of our non-publicly traded, employee stock options using the Black-Scholes option-pricing model. While the Black-Scholes model is a widely accepted method to calculate the fair value of options, its results are dependent on input variables, two of which, expected term and expected volatility, are significantly dependent on management's judgment. We have concluded that our historical exercise experience is the best estimate of future exercise patterns to determine an option's expected term. To estimate expected volatility, we analyze the historical volatility of our common stock over a period equal to the option's expected term. Changes in management's judgment of the expected term and the expected volatility could have a material effect on the grant-date fair value calculated and expensed within the income statement. In addition, we are required to estimate future grant forfeitures when considering the amount of stock-based compensation costs to record. We have concluded that our historical forfeiture rate is the best measure to base our estimate of future forfeitures of equity-based compensation grants. However, there can be no assurance that our future forfeiture rate will not be materially higher or lower than our historical forfeiture rate, which would affect the aggregate cumulative compensation expense recognized.

Mortgage Loan Loss Allowance

We originate several different loan products to our customers to finance the purchase of their home. We sell all of the loans we originate into the secondary mortgage market generally within 30 days from origination. All of the loans that we originate are underwritten to the standards and specifications of the ultimate investor. Insofar as we underwrite our originated loans to those standards, we bear no increased concentration of credit risk from the issuance of loans, except in certain limited instances where early payment default occurs. Those underwriting standards are typically equal to or more stringent than the underwriting standards required by FNMA, VA and FHA. We employ a quality control department to ensure that our underwriting controls are effectively operating, and further assess the underwriting function as part of our assessment of internal controls over financial reporting. We maintain an allowance for losses on mortgage loans originated that reflects our judgment of the present loss exposure in the loans that we have originated and sold. The allowance is calculated based on an analysis of historical experience and exposure. Although we consider the allowance for loan losses reflected on the December 31, 2012 consolidated balance sheet to be adequate (see Note 13 to the accompanying consolidated financial statements included herein), there can be no assurance that this allowance will prove to be adequate over time to cover losses due to unanticipated changes to the assumptions used to estimate the mortgage loan loss allowance.

Impact of Inflation, Changing Prices and Economic Conditions

See Risk Factors included in Item 1A herein. See also the discussion above under Overview of Current Business Environment.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Market risk is the risk of loss arising from adverse changes in market prices and interest rates. Our market risk arises from interest rate risk inherent in our financial instruments and debt obligations. Interest rate risk results from the possibility that changes in interest rates will cause unfavorable changes in net income or in the value of interest rate-sensitive assets, liabilities and commitments. Lower interest rates tend to increase demand for mortgage loans for home purchasers, while higher interest rates make it more difficult for potential borrowers to purchase residential properties and to qualify for mortgage loans. We have no market rate sensitive instruments held for speculative or trading purposes.

Our homebuilding segment is exposed to interest rate risk as it relates to its debt obligations. In September 2012, we issued $600,000 of 3.95% Senior Notes due 2022 (the "Notes"). The Notes mature on September 15, 2022 and bear interest at 3.95%, payable semi-annually in arrears on March 15 and September 15, commencing on March 15, 2013. Changes to interest rates generally affect the fair value of fixed-rate debt instruments, but not earnings or cash flows. We generally have no obligation to prepay the Notes prior to maturity, and thus interest rate fluctuations should not have a significant impact on our fixed-rate debt.

Our mortgage banking segment is exposed to interest rate risk as it relates to its lending activities. The mortgage banking segment originates mortgage loans, which are sold through either optional or mandatory forward delivery contracts into the secondary markets. All of the mortgage banking segment's loan portfolio is held for sale and subject to forward sale commitments. NVRM also sells all of its mortgages held for sale on a servicing released basis.

NVRM has available a mortgage Repurchase Agreement, which provides for loan repurchases up to $25,000, subject to certain sub limits. The Repurchase Agreement is used to fund NVRM's mortgage origination activities. Advances under the Repurchase Agreement carry a Pricing Rate based on the LIBOR Rate plus the LIBOR Margin, or the Default Pricing Rate, as determined under the Repurchase Agreement, provided that the Pricing Rate shall not be less than 3.10%. At December 31, 2012 there was no debt outstanding under the Repurchase Agreement.

The following table represents the contractual balances of our on-balance sheet financial instruments at the expected maturity dates, as well as the fair values of those on-balance sheet financial instruments at December 31, 2012. The table does not include the debt of our consolidated joint venture as it is non-recourse to us. The expected maturity categories take into consideration the actual and anticipated amortization of principal and do not take into consideration the reinvestment of cash or the refinancing of existing indebtedness. Because we sell all of the mortgage loans we originate into the secondary markets, we have made the assumption that the portfolio of mortgage loans held for sale will mature in the first year. Consequently, advances outstanding under the Repurchase Agreement would also be assumed to mature in the first year.

	Maturities (000's)							
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Mortgage banking segment								
Interest rate sensitive assets:								
Mortgage loans held for sale	$ 190,826	-	-	-	-	-	$ 190,826	$ 188,929
Average interest rate	3.3%	-	-	-	-	-	3.3%	
Interest rate sensitive liabilities:								
Variable rate repurchase agreement	-	-	-	-	-	-	-	-
Average interest rate	-	-	-	-	-	-	-	
Other:								
Forward trades of mortgage-backed securities (a)	$ 490	-	-	-	-	-	$ 490	$ 490
Forward loan commitments (a)	$ (1,094)	-	-	-	-	-	$ (1,094)	$ (1,094)
Homebuilding segment								
Interest rate sensitive assets:								
Interest-bearing deposits	$ 1,082,848	-	-	-	-	-	$ 1,082,848	$ 1,082,848
Average interest rate	0.2%	-	-	-	-	-	0.2%	
Interest rate sensitive liabilities:								
Fixed rate obligations (b)	$ 642	$ 115	$ -	$ -	$ -	$ 600,000	$ 600,757	$ 618,757
Average interest rate	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	

(a) Represents the fair value recorded pursuant to ASC 815, *Derivatives and Hedging*.
(b) The $600,000 maturing thereafter relates to the 3.95% Senior Notes due 2022.

Item 8. Financial Statements and Supplementary Data.

The financial statements listed in Item 15 are filed as part of this report and are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934.

Based on that evaluation, the principal executive officer and principal financial officer concluded that the design and operation of these disclosure controls and procedures as of December 31, 2012 were effective to provide reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

There have been no changes in our internal controls over financial reporting identified in connection with the evaluation referred to above that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. Our internal control over financial reporting as of December 31, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Item 9B. Other Information.

Daniel D. Malzahn has been named as the Vice President, Chief Financial Officer and Treasurer of NVR, Inc. effective February 20, 2013, replacing Dennis M. Seremet upon Mr. Seremet's retirement from NVR on February 19, 2013. Mr. Seremet's intention to retire was disclosed on a Form 8-K, filed with the Securities and Exchange Commission on May 10, 2012 which is incorporated herein by reference.

Mr. Malzahn, age 43, started his career at KPMG LLP after graduating from James Madison University in 1992. He joined NVR in 1994 and served as an Internal Auditor until 1995, a Financial Analyst from 1995 until 2000, the Manager of Business Planning from 2000 until 2004 and NVR's Vice President of Planning and Investor Relations from February 1, 2004 until February 2013.

On February 19, 2013, the Company entered into an employment agreement with Mr. Malzahn for a term ending on January 1, 2016. Pursuant to the agreement, Mr. Malzahn is entitled to a minimum base salary of $350,000. A copy of Mr. Malzahn's employment agreement is attached as Exhibit 10.8 to this Form 10-K, and is incorporated herein by reference. Mr. Malzahn will participate in the 2013 Named Executive Officer Annual Incentive Compensation Plan as described in Exhibit 10.24, attached to this Form 10-K and incorporated herein by reference. His maximum potential payout under the 2013 Named Executive Officer Annual Incentive Compensation Plan is equal to 100% of his base salary. Mr. Malzahn will also receive a grant of 14,000 non-qualified fixed-priced stock options from the NVR, Inc. 2010 Equity Incentive Plan, which was filed as Exhibit 10.1 to NVR's Form S-8 (No. 333-166512) filed on May 4, 2010 and is incorporated herein by reference. The equity grant to Mr. Malzahn will be issued pursuant to the Form of Non-Qualified Stock Option Agreement filed as Exhibit 10.1 to NVR's Form 8-K filed on May 6, 2010 and incorporated herein by reference.

NVR's employment agreements with Mssrs. Bredow and Henley were amended on February 19, 2013 to increase the payments due them upon retirement, termination without cause or voluntary termination within one year after a change in control from 50% of annual base salary to 100% of annual base salary. The amendments to the employment agreements for Mssrs. Bredow and Henley are attached to this Form 10-K as Exhibits 10.7 and 10.5, respectively, and are incorporated herein by reference.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

Item 10 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2013. Reference is also made regarding our executive officers to "Executive Officers of the Registrant" following Item 4 of Part I of this report.

Item 11. Executive Compensation.

Item 11 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2013.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security ownership of certain beneficial owners and management is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2013.

Equity Compensation Plan Information

The table below sets forth information as of the end of our 2012 fiscal year for (i) all equity compensation plans approved by our shareholders and (ii) all equity compensation plans not approved by our shareholders:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders (1)	488,484	$	591.92	172,107
Equity compensation plans not approved by security holders	233,213	$	622.77	-
Total	721,697	$	601.89	172,107

(1) This category includes the restricted share units ("RSUs") authorized by the 2010 Equity Incentive Plan, which was approved by our shareholders at the May 4, 2010 Annual Meeting. At December 31, 2012, there are 82,619 RSUs outstanding, issued at a $0 exercise price. Of the total 172,107 shares remaining available for future issuance, up to 83,967 may be issued as RSUs. The weighted-average exercise price of outstanding options under security holder approved plans excluding outstanding RSUs was $712.41.

Equity compensation plans approved by our shareholders include the NVR, Inc. Management Long-Term Stock Option Plan; the NVR, Inc. 1998 Management Long-Term Stock Option Plan; the 1998 Directors' Long-Term Stock Option Plan; and the 2010 Equity Incentive Plan. The only equity compensation plan that was not approved by our shareholders is the NVR, Inc. 2000 Broadly-Based Stock Option Plan. See Note 10 in the accompanying consolidated financial statements for a description of each of our equity compensation plans.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Item 13 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2013.

Item 14. Principal Accountant Fees and Services.

Item 14 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2013.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this report:

1. **Financial Statements**

NVR, Inc. - Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

2. **Exhibits**

Exhibit Number	*Description*
3.1	Restated Articles of Incorporation of NVR, Inc. ("NVR"). Filed as Exhibit 3.1 to NVR's Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated herein by reference.
3.2	Bylaws, as amended, of NVR, Inc. Filed as Exhibit 3.2 to NVR's Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated herein by reference.
4.1	Indenture dated as of April 14, 1998 between NVR, as issuer and the Bank of New York as trustee. Filed as Exhibit 4.3 to NVR's Current Report on Form 8-K filed April 23, 1998 and incorporated herein by reference.
4.2	Form of Note (included in Indenture filed as Exhibit 4.1).
4.3	Fifth Supplement Indenture dated September 10, 2012 among NVR, Inc. and U.S. Bank Trust National Association. Filed as Exhibit 4.1 to NVR's Form 8-K filed on September 10, 2012 and incorporated herein by reference.
4.4	Form of Global Note filed as Exhibit 4.2 to NVR's Form 8-K filed on September 10, 2012 and incorporated herein by reference.
10.1*	Employment Agreement between NVR, Inc. and Paul C. Saville dated December 21, 2010. Filed as Exhibit 10.1 to NVR's Form 8-K filed on December 21, 2010 and incorporated herein by reference.
10.2*	Employment Agreement between NVR, Inc. and Dennis M. Seremet dated December 21, 2010. Filed as Exhibit 10.2 to NVR's Form 8-K filed on December 21, 2010 and incorporated herein by reference.
10.3*	Employment Agreement between NVR, Inc. and Robert W. Henley dated December 21, 2010. Filed as Exhibit 10.4 to NVR's Form 8-K filed on December 21, 2010 and incorporated herein by reference.
10.4*	Amendment No. 1 to the Employment Agreement between NVR, Inc. and Robert W. Henley dated December 21, 2010. Filed as Exhibit 10.1 to NVR's Form 8-K filed on May 31, 2012 and incorporated herein by reference.
10.5*	Amendment No. 2 to the Employment Agreement between NVR, Inc. and Robert W. Henley dated December 21, 2010. Filed herewith.
10.6*	Employment Agreement between NVR, Inc. and Eugene J. Bredow dated May 31, 2012. Filed as Exhibit 10.2 to NVR's Form 8-K filed on May 31, 2012 and incorporated herein by reference.
10.7*	Amendment No. 1 to the Employment Agreement between NVR, Inc. and Eugene J. Bredow dated May 31, 2012. Filed herewith.
10.8*	Employment Agreement between NVR, Inc. and Daniel D. Malzahn dated February 19, 2013. Filed herewith.
10.9*	Profit Sharing Plan of NVR, Inc. and Affiliated Companies. Filed as Exhibit 4.1 to NVR's Registration Statement on Form S-8 (No. 333-29241) filed June 13, 1997 and incorporated herein by reference.
10.10*	Employee Stock Ownership Plan of NVR, Inc. Incorporated by reference to NVR's Annual Report on Form 10-K/A for the year ended December 31, 1994.

10.11* NVR, Inc. 1998 Management Long-Term Stock Option Plan. Filed as Exhibit 4 to NVR's Registration Statement on Form S-8 (No. 333-79951) filed June 4, 1999 and incorporated herein by reference.

10.12* NVR, Inc. 1998 Directors' Long-Term Stock Option Plan. Filed as Exhibit 4 to NVR's Registration Statement on Form S-8 (No. 333-79949) filed June 4, 1999 and incorporated herein by reference.

10.13* NVR, Inc. Management Long-Term Stock Option Plan. Filed as Exhibit 99.3 to NVR's Registration Statement on Form S-8 (No. 333-04975) filed May 31, 1996 and incorporated herein by reference.

10.14* NVR, Inc. 2000 Broadly-Based Stock Option Plan. Filed as Exhibit 99.1 to NVR's Registration Statement on Form S-8 (No. 333-56732) filed March 8, 2001 and incorporated herein by reference.

10.15* NVR, Inc. Nonqualified Deferred Compensation Plan. Filed as Exhibit 10.1 to NVR's Form 8-K filed on December 16, 2005 and incorporated herein by reference.

10.16* Description of the Board of Directors' compensation arrangement. Filed as Exhibit 10.27 to NVR's Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference.

10.17* The NVR, Inc. 2010 Equity Incentive Plan. Filed as exhibit 10.1 to NVR's Form S-8 (No. 333-166512) filed on May 4, 2010 and incorporated herein by reference.

10.18* The Form of Non-Qualified Stock Option Agreement (Management grants) under the NVR, Inc. 2010 Equity Incentive Plan. Filed as exhibit 10.1 to NVR's Form 8-K filed on May 6, 2010 and incorporated herein by reference.

10.19* The Form of Non-Qualified Stock Option Agreement (Director grants) under the NVR, Inc. 2010 Equity Incentive Plan. Filed as exhibit 10.2 to NVR's Form 8-K filed on May 6, 2010 and incorporated herein by reference.

10.20* The Form of Restricted Share Units Agreement (Management grants) under the NVR, Inc. 2010 Equity Incentive Plan. Filed as exhibit 10.3 to NVR's Form 8-K filed on May 6, 2010 and incorporated herein by refefence.

10.21* The Form of Restricted Share Units Agreement (Director grants) under the NVR, Inc. 2010 Equity Incentive Plan. Filed as exhibit 10.4 to NVR's Form 8-K filed on May 6, 2010 and incorporated herein by reference.

10.22* The Form of Non-Qualified Stock Option Agreement under the NVR, Inc. 2000 Broadly Based Stock Option Plan. Filed as Exhibit 10.1 to NVR's Form 8-K filed January 3, 2008 and incorporated herein by reference.

10.23* The Form of Non-Qualified Stock Option Agreement under the 1998 Directors' Long-Term Stock Option Plan. Filed as Exhibit 10.34 to NVR's Annual Report on Form 10-K for the period ended December 31, 2007 and incorporated herein by reference.

10.24* Summary of 2013 Named Executive Officer annual incentive compensation plan. Filed herewith.

21 NVR, Inc. Subsidiaries. Filed herewith.

23 Consent of KPMG LLP (Independent Registered Public Accounting Firm). Filed herewith.

31.1 Certification of NVR's Chief Executive Officer pursuant to Rule 13a-14(a). Filed herewith.

31.2 Certification of NVR's Chief Financial Officer pursuant to Rule 13a-14(a). Filed herewith.

32 Certification of NVR's Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.

101.INS XBRL Instance Document

101.SCH XBRL Taxonomy Extension Schema Document

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF XBRL Taxonomy Extension Definition Linkbase Document

101.LAB XBRL Taxonomy Extension Label Linkbase Document

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

* Exhibit is a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVR, Inc.

By: /s/ Paul C. Saville
Paul C. Saville
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dwight C. Schar Dwight C. Schar	Chairman	February 19, 2013
/s/ C. E. Andrews C. E. Andrews	Director	February 19, 2013
/s/ Robert C. Butler Robert C. Butler	Director	February 19, 2013
/s/ Timothy M. Donahue Timothy M. Donahue	Director	February 19, 2013
/s/ Thomas D. Eckert Thomas D. Eckert	Director	February 19, 2013
/s/ Alfred E. Festa Alfred E. Festa	Director	February 19, 2013
/s/ Manuel H. Johnson Manuel H. Johnson	Director	February 19, 2013
/s/ Melquiades R. Martinez Melquiades R. Martinez	Director	February 19, 2013
/s/ William A. Moran William A. Moran	Director	February 19, 2013
/s/ David A. Preiser David A. Preiser	Director	February 19, 2013
/s/ W. Grady Rosier W. Grady Rosier	Director	February 19, 2013
/s/ John M. Toups John M. Toups	Director	February 19, 2013
/s/ Paul W. Whetsell Paul W. Whetsell	Director	February 19, 2013
/s/ Paul C. Saville Paul C. Saville	Principal Executive Officer	February 19, 2013

/s/ Dennis M. Seremet Dennis M. Seremet	Principal Financial Officer	February 19, 2013
/s/ Eugene J. Bredow Eugene J. Bredow	Principal Accounting Officer	February 19, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
NVR, Inc.:

We have audited the accompanying consolidated balance sheets of NVR, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NVR, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NVR, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

McLean, Virginia
February 19, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
NVR, Inc.:

We have audited NVR, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NVR, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, NVR, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NVR, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 19, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

McLean, Virginia
February 19, 2013

NVR, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,	
	2012	2011
ASSETS		
Homebuilding:		
Cash and cash equivalents	$ 1,139,103	$ 475,566
Receivables	9,421	6,789
Inventory:		
Lots and housing units, covered under sales agreements with customers	515,498	363,833
Unsold lots and housing units	81,932	82,578
Land under development	68,336	78,045
Manufacturing materials and other	12,365	8,694
	678,131	533,150
Assets related to consolidated variable interest entity	15,626	20,182
Contract land deposits, net	191,538	131,930
Property, plant and equipment, net	27,016	23,243
Reorganization value in excess of amounts allocable to identifiable assets, net	41,580	41,580
Goodwill	441	-
Finite-lived intangible assets	8,778	-
Deferred tax assets, net	145,618	155,881
Other assets	125,018	112,997
	2,382,270	1,501,318
Mortgage Banking:		
Cash and cash equivalents	13,498	4,766
Mortgage loans held for sale, net	188,929	252,352
Property and equipment, net	2,465	1,694
Reorganization value in excess of amounts allocable to identifiable assets, net	7,347	7,347
Other assets	10,333	12,008
	222,572	278,167
Total assets	$ 2,604,842	$ 1,779,485

(Continued)

See notes to consolidated financial statements.

NVR, Inc.
Consolidated Balance Sheets (Continued)
(in thousands, except share and per share data)

	December 31,	
	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY		
Homebuilding:		
Accounts payable	$ 163,446	$ 125,649
Accrued expenses and other liabilities	234,804	185,423
Liabilities related to consolidated variable interest entity	2,180	1,013
Non-recourse debt related to consolidated variable interest entity	4,574	4,983
Customer deposits	99,687	61,223
Senior notes	598,988	-
	1,103,679	378,291
Mortgage Banking:		
Accounts payable and other liabilities	20,686	26,395
	20,686	26,395
Total liabilities	1,124,365	404,686
Commitments and contingencies		
Shareholders' equity:		
Common stock, $0.01 par value; 60,000,000 shares authorized; 20,556,198 shares issued as of both December 31, 2012 and 2011	206	206
Additional paid-in-capital	1,169,699	1,072,779
Deferred compensation trust – 152,223 and 152,964 shares of NVR, Inc. common stock as of December 31, 2012 and 2011, respectively	(25,331)	(25,581)
Deferred compensation liability	25,331	25,581
Retained earnings	4,339,080	4,158,492
Less treasury stock at cost – 15,642,068 and 15,578,565 shares as of December 31, 2012 and 2011, respectively	(4,028,508)	(3,856,678)
Total shareholders' equity	1,480,477	1,374,799
Total liabilities and shareholders' equity	$ 2,604,842	$ 1,779,485

See notes to consolidated financial statements.

NVR, Inc.
Consolidated Statements of Income
(in thousands, except per share data)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Homebuilding:			
Revenues	$ 3,121,244	$ 2,611,195	$ 2,980,758
Other income	3,486	4,301	9,299
Cost of sales	(2,575,639)	(2,165,625)	(2,438,292)
Selling, general and administrative	(301,184)	(264,266)	(257,394)
Operating income	247,907	185,605	294,371
Interest expense	(6,983)	(1,017)	(4,903)
Homebuilding income	240,924	184,588	289,468
Mortgage Banking:			
Mortgage banking fees	63,406	47,954	61,134
Interest income	4,504	5,702	5,411
Other income	564	456	767
General and administrative	(33,775)	(30,249)	(33,261)
Interest expense	(546)	(875)	(1,126)
Mortgage banking income	34,153	22,988	32,925
Income before taxes	275,077	207,576	322,393
Income tax expense	(94,489)	(78,156)	(116,388)
Net income	$ 180,588	$ 129,420	$ 206,005
Basic earnings per share	$ 36.04	$ 23.66	$ 34.96
Diluted earnings per share	$ 35.12	$ 23.01	$ 33.42
Basic weighted average shares outstanding	5,011	5,469	5,893
Diluted weighted average shares outstanding	5,142	5,624	6,165

See notes to consolidated financial statements.

NVR, Inc.
Consolidated Statements of Shareholders' Equity
(in thousands)

	Common Stock	Additional Paid-In-Capital	Retained Earnings	Treasury Stock	Deferred Compensation Trust	Deferred Compensation Liability	Total
Balance, December 31, 2009	$ 206	$ 830,531	$ 3,823,067	$ (2,896,542)	$ (40,799)	$ 40,799	$ 1,757,262
Net income	-	-	206,005	-	-	-	206,005
Deferred compensation activity	-	-	-	-	13,217	(13,217)	-
Purchase of common stock for treasury	-	-	-	(417,079)	-	-	(417,079)
Equity-based compensation	-	53,136	-	-	-	-	53,136
Tax benefit from equity benefit plan activity	-	63,558	-	-	-	-	63,558
Proceeds from stock options exercised	-	77,492	-	-	-	-	77,492
Treasury stock issued upon option exercise and restricted share vesting	-	(73,483)	-	73,483	-	-	-
Balance, December 31, 2010	206	951,234	4,029,072	(3,240,138)	(27,582)	27,582	1,740,374
Net income	-	-	129,420	-	-	-	129,420
Deferred compensation activity	-	-	-	-	2,001	(2,001)	-
Purchase of common stock for treasury	-	-	-	(689,302)	-	-	(689,302)
Equity-based compensation	-	64,473	-	-	-	-	64,473
Tax benefit from equity benefit plan activity	-	22,835	-	-	-	-	22,835
Proceeds from stock options exercised	-	106,999	-	-	-	-	106,999
Treasury stock issued upon option exercise and restricted share vesting	-	(72,762)	-	72,762	-	-	-
Balance, December 31, 2011	206	1,072,779	4,158,492	(3,856,678)	(25,581)	25,581	1,374,799
Net income	-	-	180,588	-	-	-	180,588
Deferred compensation activity	-	-	-	-	250	(250)	-
Purchase of common stock for treasury	-	-	-	(227,281)	-	-	(227,281)
Equity-based compensation	-	64,841	-	-	-	-	64,841
Tax benefit from equity benefit plan activity	-	14,319	-	-	-	-	14,319
Proceeds from stock options exercised	-	73,211	-	-	-	-	73,211
Treasury stock issued upon option exercise and restricted share vesting	-	(55,451)	-	55,451	-	-	-
Balance, December 31, 2012	$ 206	$ 1,169,699	$ 4,339,080	$ (4,028,508)	$ (25,331)	$ 25,331	$ 1,480,477

See notes to consolidated financial statements

NVR, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Cash flows from operating activities:			
Net income	$ 180,588	$ 129,420	$ 206,005
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,100	6,672	7,263
Excess income tax benefit from equity-based compensation	(14,319)	(22,835)	(63,558)
Equity-based compensation expense	64,841	64,473	53,136
Contract land deposit (recoveries) impairments	(2,003)	11,241	4,264
Gain on sale of loans	(47,019)	(34,632)	(46,225)
Gain on sale of fixed assets	(31)	(217)	(167)
Deferred tax expense	11,843	23,732	13,558
Mortgage loans closed	(2,016,084)	(1,754,655)	(2,109,505)
Proceeds from sales of mortgage loans	2,122,749	1,716,966	2,011,765
Principal payments on mortgage loans held for sale	2,690	4,271	2,554
Distribution of earnings from unconsolidated joint ventures	4,232	2,347	1,307
Net change in assets and liabilities:			
Increase in inventory	(97,750)	(99,527)	(8,783)
Increase in contract land deposits	(53,942)	(42,385)	(53,866)
(Increase) decrease in receivables	(2,522)	465	1,532
Increase (decrease) in accounts payable, accrued expenses and customer deposits	110,396	(2,977)	56,752
Other, net	(7,385)	(896)	(20,644)
Net cash provided by operating activities	264,384	1,463	55,388
Cash flows from investing activities:			
Purchase of marketable securities	-	-	(150,000)
Redemption of marketable securities at maturity	-	-	369,535
Investments in and advances to unconsolidated joint ventures	(1,000)	(61,600)	(2,000)
Distribution of capital from unconsolidated joint ventures	4,692	10,653	1,193
Purchase of property, plant and equipment	(12,365)	(11,444)	(6,943)
Proceeds from the sale of property, plant and equipment	319	525	655
Acquisition, net of cash acquired	(14,257)	-	-
Net cash (used in) provided by investing activities	(22,611)	(61,866)	212,440
Cash flows from financing activities:			
Purchase of treasury stock	(227,281)	(689,302)	(417,079)
Net (repayments) borrowings under note payable and credit lines	(856)	(90,476)	77,579
Repayments on loans assumed in acquisition	(21,910)	-	-
Repayments under non-recourse debt related to consolidated variable interest entity	(6,566)	(7,958)	(4,167)
Borrowings under non-recourse debt related to consolidated variable interest entity	6,157	5,349	11,759
Excess income tax benefit from equity-based compensation	14,319	22,835	63,558
Proceeds from issuance of Senior Notes due 2022	598,962	-	-
Debt issuance costs for Senior Notes due 2022	(5,096)	-	-
Redemption of Senior Notes due 2010	-	-	(133,370)
Proceeds from the exercise of stock options	73,211	106,999	77,492
Net cash provided by (used in) financing activities	430,940	(652,553)	(324,228)
Net increase (decrease) in cash and cash equivalents	672,713	(712,956)	(56,400)
Cash and cash equivalents, beginning of the year	480,794	1,193,750	1,250,150
Cash and cash equivalents, end of the year	$ 1,153,507	$ 480,794	$ 1,193,750

(Continued)

See notes to consolidated financial statements.

NVR, Inc.
Consolidated Statements of Cash Flows (Continued)
(in thousands)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Supplemental disclosures of cash flow information:			
Interest paid during the year, net of interest capitalized	$ 1,041	$ 2,000	$ 5,805
Income taxes paid during the year, net of refunds	$ 59,604	$ 49,763	$ 40,669
Supplemental disclosures of non-cash activities:			
Increase in assets in connection with acquisition	$ 55,759	$ -	$ -
Increase in liabilities in connection with acquisition	$ 41,502	$ -	$ -
Investment in newly formed consolidated joint venture	$ -	$ -	$ (25,214)

See notes to consolidated financial statements.

(dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of NVR, Inc. ("NVR" or the "Company") and its subsidiaries and certain other entities in which the Company is deemed to be the primary beneficiary (see Note 3 herein for additional information). All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Management continually evaluates the estimates used to prepare the consolidated financial statements and updates those estimates as necessary. In general, the Company's estimates are based on historical experience, on information from third party professionals, and other various assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ materially from those estimates made by management. Certain prior year amounts in the consolidated financial statements have been reclassified to conform to 2012 presentation.

Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with original maturities of three months or less. At December 31, 2012, $906 of cash related to a consolidated variable interest entity is included in "Assets related to consolidated variable interest entity" on the accompanying consolidated balance sheet.

The homebuilding segment had restricted cash of $19,661 and $19,119 at December 31, 2012 and 2011, respectively. Restricted cash in both 2012 and 2011 was attributable to holding requirements related to outstanding letters of credit issued under the Company's letter of credit agreement as discussed further in Note 11 herein. In addition, restricted cash relates to customer deposits for certain home sales. Restricted cash is recorded in "Other assets" in the homebuilding section of the accompanying consolidated balance sheets.

The mortgage banking segment had restricted cash of $2,089 and $1,373 at December 31, 2012 and 2011, respectively, which included amounts collected from customers for in process loans and at closing for mortgage loans held for sale. The mortgage banking segment's restricted cash is recorded in "Other assets" in the mortgage banking section of the accompanying consolidated balance sheets.

Homebuilding Inventory

The carrying value of inventory is stated at the lower of cost or market value. Cost of lots and completed and uncompleted housing units represent the accumulated actual cost of the units. Field construction supervisors' salaries and related direct overhead expenses are included in inventory costs. Interest costs are not capitalized into inventory, with the exception of land under

(dollars in thousands, except per share data)

development, as applicable (see below). Upon settlement, the cost of the unit is expensed on a specific identification basis. Cost of manufacturing materials is determined on a first-in, first-out basis.

Sold inventory is evaluated for impairment based on the contractual selling price compared to the total estimated cost to construct. Unsold inventory is evaluated for impairment by analyzing recent comparable sales prices within the applicable community compared to the costs incurred to date plus the expected costs to complete. Any calculated impairments are recorded immediately.

Contract Land Deposits

The Company purchases finished lots under fixed price purchase agreements that require deposits that may be forfeited if NVR fails to perform under the contract. The deposits are in the form of cash or letters of credit in varying amounts and represent a percentage of the aggregate purchase price of the finished lots.

NVR maintains an allowance for losses on contract land deposits that reflects the Company's judgment of the present loss exposure in the existing contract land deposit portfolio at the end of the reporting period. To analyze contract land deposit impairments, NVR utilizes an Accounting Standards Codification ("ASC") 450, *Contingencies*, loss contingency analysis that is conducted each quarter. In addition to considering market and economic conditions, NVR assesses contract land deposit impairments on a community-by-community basis pursuant to the purchase contract terms, analyzing, as applicable, current sales absorption levels, recent sales' gross profit, the dollar differential between the contractual purchase price and the current market price for lots, a developer's financial stability, a developer's financial ability or willingness to reduce lot prices to current market prices, and the contract's default status by either the Company or the developer along with an analysis of the expected outcome of any such default.

NVR's analysis is focused on whether the Company can sell houses profitably in a particular community in the current market with which the Company is faced. Because the Company does not own the finished lots on which the Company has placed a contract land deposit, if the above analysis leads to a determination that the Company can't sell homes profitably at the current contractual lot price, the Company then determines whether it will elect to default under the contract, forfeit the deposit and terminate the contract, or whether the Company will attempt to restructure the lot purchase contract, which may require it to forfeit the deposit to obtain contract concessions from a developer. The Company also assesses whether impairment is present due to collectability issues resulting from a developer's non-performance because of financial or other conditions.

For the year ended December 31, 2012, the Company recognized a pre-tax recovery of approximately $2,000 of contract land deposits previously determined to be uncollectible. For the years ended December 31, 2011 and 2010, the Company incurred pre-tax charges of approximately $11,200 and $4,300, respectively, related to the impairment of contract land deposits. These impairment charges and recoveries were recorded in cost of sales on the accompanying consolidated statements of income. The contract land deposit asset on the accompanying consolidated balance sheets is shown net of an approximate $65,000 and $70,300 impairment valuation allowance at December 31, 2012 and 2011, respectively.

Land Under Development

On a very limited basis, NVR directly acquires raw parcels of land already zoned for its intended use to develop into finished lots. Land under development includes the land acquisition costs, direct improvement costs, capitalized interest, where applicable, and real estate taxes.

Land under development, including the land under development held by our unconsolidated joint ventures and the related joint venture investments, is reviewed for potential write-downs when impairment indicators are present. In addition to considering market and economic conditions, the Company assesses land under development impairments on a community-by-community basis, analyzing, as applicable, current sales absorption levels, recent sales' gross profit, and the dollar differential between the projected fully-developed cost of the lots and the current market price for lots. If indicators of impairment are present for a community, NVR performs an analysis to determine if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts, and if so, impairment charges are required to be recorded if the fair value of such assets is less than their carrying amounts. For those assets deemed to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company's determination of fair value is primarily based on discounting the estimated future cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. NVR does not believe that any of the land under development is impaired at this time.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is based on the estimated useful lives of the assets using the straight-line method. Amortization of capital lease assets is included in depreciation expense. Model home furniture and fixtures are generally depreciated over a two-year period, office facilities and other equipment are depreciated over a period from three to ten years, manufacturing facilities are depreciated over periods of from five to forty years and property under capital leases is depreciated in a manner consistent with the Company's depreciation policy for owned assets, or the lease-term if shorter.

Intangible Assets

Reorganization value in excess of identifiable assets ("excess reorganization value") is an indefinite-lived intangible asset that was created upon NVR's emergence from bankruptcy on September 30, 1993. Based on the allocation of the reorganization value, the portion of the reorganization value which was not attributed to specific tangible or intangible assets has been reported as excess reorganization value, which is treated similarly to goodwill. Excess reorganization value is not subject to amortization. Rather, excess reorganization value is subject to an impairment assessment on an annual basis or more frequently if changes in events or circumstances indicate that impairment may have occurred. Because excess reorganization value was based on the reorganization value of NVR's entire enterprise upon bankruptcy emergence, the impairment assessment is conducted on an enterprise basis based on the comparison of NVR's total equity compared to the market value of NVR's outstanding publicly-traded common stock. The Company completed its annual assessment of impairment and management determined that there was no impairment of excess reorganization value.

On December 31, 2012, the Company acquired substantially all of the assets of Heartland Homes, Inc. The acquisition resulted in the Company recording finite-lived intangible assets and goodwill in the amounts of $8,778 and $441, respectively, based on the preliminary purchase price allocation. The finite-lived intangible assets will be amortized on a straight-line basis over a weighted average life of 6 years. See Note 14 herein for additional information regarding the acquisition.

Warranty/Product Liability Accruals

The Company establishes warranty and product liability reserves to provide for estimated future expenses as a result of construction and product defects, product recalls and litigation incidental to NVR's homebuilding business. Liability estimates are determined based on management's judgment considering such factors as historical experience, the likely current cost of corrective action, manufacturers' and subcontractors' participation in sharing the cost of corrective action, consultations with third party experts such as engineers, and discussions with the Company's General Counsel and outside counsel retained to handle specific product liability cases.

Mortgage Loans Held for Sale, Derivatives and Hedging Activities

NVR originates several different loan products to its customers to finance the purchase of a home through its wholly-owned mortgage subsidiary. NVR sells all of the loans it originates into the secondary market on a servicing released basis, typically within 30 days from origination. All of the loans that the Company originates are underwritten to the standards and specifications of the ultimate investor. Those underwriting standards are typically equal to or more stringent than the underwriting standards required by FNMA, VA and FHA. Insofar as the Company underwrites its originated loans to those standards, the Company bears no increased concentration of credit risk from the issuance of loans, except in certain limited instances where early payment default occurs. The Company employs a quality control department to ensure that its underwriting controls are effectively operating, and further assesses the underwriting function as part of its assessment of internal controls over financial reporting. The Company maintains an allowance for losses on mortgage loans originated that reflects NVR's judgment of the present loss exposure in the loans that it has originated and sold. The allowance is calculated based on an analysis of historical experience and exposure (see Note 13 herein for further information).

Mortgage loans held for sale are recorded at fair value at closing and thereafter are carried at the lower of cost or fair value, net of deferred origination costs, until sold.

In the normal course of business, NVR's mortgage banking segment enters into contractual commitments to extend credit to buyers of single-family homes with fixed expiration dates. The commitments become effective when the borrowers "lock-in" a specified interest rate within time frames established by NVR. All mortgagors are evaluated for credit worthiness prior to the extension of the commitment. Market risk arises if interest rates move adversely between the time of the "lock-in" of rates by the borrower and the sale date of the loan to a broker/dealer. To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, the Company enters into optional or mandatory delivery forward sale contracts to sell whole loans and mortgage-backed securities to broker/dealers. The forward sale contracts lock in an interest rate and price for the sale of loans similar to the specific rate lock commitments. NVR does not engage in speculative or trading derivative activities. Both the rate lock commitments to

(dollars in thousands, except per share data)

borrowers and the forward sale contracts to broker/dealers are undesignated derivatives, and, accordingly, are marked to fair value through earnings. At December 31, 2012, there were contractual commitments to extend credit to borrowers aggregating $138,865, and open forward delivery sale contracts aggregating $305,322. See Note 12 herein for a description of our fair value accounting calculation.

Earnings per Share

The following weighted average shares and share equivalents were used to calculate basic and diluted earnings per share for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Weighted average number of shares outstanding used to calculate basic EPS	5,011,058	5,469,159	5,893,105
Dilutive securities:			
Stock options and restricted share units	130,471	154,658	271,512
Weighted average number of shares and share equivalents outstanding used to calculate diluted EPS	5,141,529	5,623,817	6,164,617

The assumed proceeds used in the treasury method for calculating NVR's diluted earnings per share includes the amount the employee must pay upon exercise, the amount of compensation cost attributed to future services and not yet recognized and the amount of tax benefits that would be credited or charged to additional paid-in-capital assuming exercise of the stock option or vesting of the restricted share unit. The assumed amount credited to additional paid-in-capital equals the tax benefit from assumed exercise of stock options or the assumed vesting of restricted share units after consideration of the intrinsic value upon assumed exercise or vesting less the actual stock-based compensation expense to be recognized in the income statement.

Stock options and restricted share units issued under equity benefit plans to purchase 194,416; 467,367 and 443,565 shares of common stock were outstanding during the years ended December 31, 2012, 2011 and 2010, respectively, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

Revenues – Homebuilding Operations

NVR builds single-family detached homes, townhomes and condominium buildings, which generally are constructed on a pre-sold basis for the ultimate customer. Revenues are recognized at the time the unit is settled and title passes to the customer, adequate cash payment has been received and there is no continuing involvement. In situations where the buyer's financing is originated by NVR Mortgage Finance, Inc. ("NVRM"), a wholly-owned subsidiary of NVR, and the buyer has not made an adequate initial or continuing investment as prescribed by GAAP, the profit on such settlement is deferred until the sale of the related loan to a third-party investor has been completed.

Mortgage Banking Fees

Mortgage banking fees include income earned by NVRM for originating mortgage loans, servicing mortgage loans held on an interim basis, title fees, gains and losses on the sale of mortgage loans and mortgage servicing and other activities incidental to mortgage banking. Mortgage banking fees are generally recognized after the loan has been sold to an unaffiliated, third party investor.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740-10, *Income Taxes*, provides that a tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not (defined as a likelihood of more than 50%) that the position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits. If a tax position does not meet the more-likely-than-not recognition threshold, despite the Company's belief that its filing position is supportable, the benefit of that tax position is not recognized in the statements of income. The Company recognizes interest related to unrecognized tax benefits as a component of income tax expense. Based on its historical experience in dealing with various taxing authorities, the Company has found that it is the administrative practice of the taxing authorities to not seek penalties from the Company for the tax positions it has taken on its returns, related to its unrecognized tax benefits. Therefore, the Company does not accrue penalties for the positions in which it has an unrecognized tax benefit. However, if such penalties were to be accrued, they would be recorded as a component of income tax expense. The Company recognizes unrecognized tax benefits in the period that the uncertainty is eliminated by either affirmative agreement of the uncertain tax position by the applicable taxing authority, by expiration of the applicable statute of limitation, or by determination in accordance with certain states' administrative practices that the uncertain tax position has been effectively settled (see Note 9 herein for further information).

Financial Instruments

Except as otherwise noted herein, NVR believes that insignificant differences exist between the carrying value and the fair value of its financial instruments (see Note 12 herein for further information).

Stock-Based Compensation

The company accounts for its stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation.* ASC 718 requires an entity to recognize an expense within its income statement for all share-based payment arrangements, which includes employee stock option and restricted share unit plans. The expense is based on the grant-date fair value of the stock options and restricted share units granted, and is recognized ratably over the requisite service period. The Company calculates the fair value of its non-publicly traded, employee stock options using the Black-Scholes option-pricing model. The grant date fair value of the restricted share units is the closing price of the Company's common stock on the day immediately preceding the date of grant. The Company's equity-based compensation programs are accounted for as equity-classified awards. See Note 10 herein for further discussion of stock-based compensation plans.

Comprehensive Income

For the years ended December 31, 2012, 2011 and 2010, comprehensive income equaled net income; therefore, a separate statement of comprehensive income is not included in the accompanying consolidated financial statements.

Recent Accounting Pronouncements

There have not been any pronouncements issued and implemented during 2012 that had a material impact on our consolidated financial statements.

2. Segment Information, Nature of Operations, and Certain Concentrations

NVR's homebuilding operations primarily construct and sell single-family detached homes, townhomes and condominium buildings under four trade names: Ryan Homes, NVHomes, Fox Ridge Homes and, as of January 1, 2013, Heartland Homes. The Ryan Homes and Fox Ridge Homes products are marketed primarily to first-time and first-time move-up buyers. Ryan Homes operates in twenty-seven metropolitan areas located in Maryland, Virginia, Washington, D.C., West Virginia, Pennsylvania, New York, North Carolina, South Carolina, Florida, Ohio, New Jersey, Delaware, Indiana, Illinois, Kentucky and Tennessee. The Fox Ridge Homes product is sold solely in the Nashville, TN metropolitan area. The NVHomes and Heartland Homes products are marketed primarily to move-up and up-scale buyers. The NVHomes product is sold in Delaware and the Washington, D.C., Baltimore, MD and Philadelphia, PA metropolitan areas. The Heartland Homes product is sold in the Pittsburgh, PA metropolitan area. NVR derived approximately 47% of its 2012 homebuilding revenues in the Washington, D.C. and Baltimore, MD metropolitan areas.

NVR's mortgage banking segment is a regional mortgage banking operation. Substantially all of the mortgage banking segment's loan closing activity is for NVR's homebuilding customers. NVR's mortgage banking business generates revenues primarily from origination fees, gains on sales of loans, and title fees. A substantial portion of the Company's mortgage operations is conducted in the Washington, D.C. and Baltimore, MD metropolitan areas.

The following disclosure includes four homebuilding reportable segments that aggregate geographically the Company's homebuilding operating segments, and the mortgage banking operations presented as a single reportable segment. The homebuilding reportable segments are comprised of operating divisions in the following geographic areas:

Homebuilding Mid Atlantic – Virginia, West Virginia, Maryland, Delaware and Washington, D.C.
Homebuilding North East – New Jersey and eastern Pennsylvania

(dollars in thousands, except per share data)

Homebuilding Mid East – Kentucky, New York, Ohio, western Pennsylvania, Indiana and Illinois
Homebuilding South East – North Carolina, South Carolina, Florida and Tennessee

Homebuilding profit before tax includes all revenues and income generated from the sale of homes, less the cost of homes sold, selling, general and administrative expenses, and a corporate capital allocation charge. The corporate capital allocation charge eliminates in consolidation, is based on the segment's average net assets employed, and is charged using a consistent methodology in the years presented. The corporate capital allocation charged to the operating segment allows the Chief Operating Decision Maker ("CODM") to determine whether the operating segment's results are providing the desired rate of return after covering the Company's cost of capital. In addition, certain assets including goodwill and intangible assets, and consolidation adjustments as discussed further below, are not allocated to the operating segments as those assets are not included in the operating segment's corporate capital allocation charge, nor in the CODM's evaluation of the operating segment's performance. The Company records charges on contract land deposits when it is determined that it is probable that recovery of the deposit is impaired. For segment reporting purposes, impairments on contract land deposits are charged to the operating segment upon the determination to terminate a finished lot purchase agreement with the developer, or to restructure a lot purchase agreement resulting in the forfeiture of the deposit. Mortgage banking profit before tax consists of revenues generated from mortgage financing, title insurance and closing services, less the costs of such services and general and administrative costs. Mortgage banking operations are not charged a capital allocation charge.

In addition to the corporate capital allocation and contract land deposit impairments discussed above, the other reconciling items between segment profit and consolidated profit before tax include unallocated corporate overhead (including all management incentive compensation), equity-based compensation expense, consolidation adjustments and external corporate interest expense. NVR's overhead functions, such as accounting, treasury, human resources, etc., are centrally performed and the costs are not allocated to the Company's operating segments. Consolidation adjustments consist of such items necessary to convert the reportable segments' results, which are predominantly maintained on a cash basis, to a full accrual basis for external financial statement presentation purposes, and are not allocated to the Company's operating segments. Likewise, equity-based compensation expense is not charged to the operating segments. External corporate interest expense is primarily comprised of interest charges on the Company's Senior Notes and is not charged to the operating segments because the charges are included in the corporate capital allocation discussed above.

Following are tables presenting segment revenues, profit, assets, interest income, interest expense, depreciation and amortization and expenditures for property and equipment, with reconciliations to the amounts reported for the consolidated enterprise, where applicable:

	Year Ended December 31,		
	2012	**2011**	**2010**
Revenues:			
Homebuilding Mid Atlantic	$ 1,877,905	$ 1,582,826	$ 1,780,521
Homebuilding North East	278,715	221,146	287,561
Homebuilding Mid East	630,367	549,384	632,377
Homebuilding South East	334,257	257,839	280,299
Mortgage Banking	63,406	47,954	61,134
Total consolidated revenues	$ 3,184,650	$ 2,659,149	$ 3,041,892

(dollars in thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Profit:			
Homebuilding Mid Atlantic	$ 189,089	$ 148,373	$ 209,496
Homebuilding North East	21,529	13,463	25,090
Homebuilding Mid East	39,847	27,194	56,882
Homebuilding South East	20,674	14,162	10,870
Mortgage Banking	38,135	26,102	35,704
Total segment profit	309,274	229,294	338,042
Contract land deposit reserve adjustment (1)	5,333	(2,878)	16,206
Equity-based compensation expense (2)	(64,841)	(64,473)	(53,136)
Corporate capital allocation (3)	91,507	71,226	65,971
Unallocated corporate overhead (4)	(70,258)	(45,355)	(55,992)
Consolidation adjustments and other	10,858	20,477	15,848
Corporate interest expense (5)	(6,796)	(715)	(4,546)
Reconciling items sub-total	(34,197)	(21,718)	(15,649)
Consolidated income before taxes	$ 275,077	$ 207,576	$ 322,393

	As of December 31,		
	2012	2011	2010
Assets:			
Homebuilding Mid Atlantic	$ 726,335	$ 626,157	$ 492,148
Homebuilding North East	64,568	55,948	35,827
Homebuilding Mid East	166,859	94,593	78,246
Homebuilding South East	85,521	63,263	43,041
Mortgage Banking	215,225	270,820	196,441
Total segment assets	1,258,508	1,110,781	845,703
Consolidated variable interest entity	15,626	20,182	22,371
Cash and cash equivalents	1,139,103	475,566	1,190,731
Deferred taxes	145,618	155,881	184,930
Intangible assets and goodwill	58,146	48,927	48,927
Contract land deposit reserve	(65,039)	(70,333)	(73,517)
Consolidation adjustments and other	52,880	38,481	40,916
Reconciling items sub-total	1,346,334	668,704	1,414,358
Consolidated assets	$ 2,604,842	$ 1,779,485	$ 2,260,061

	Year Ended December 31,		
	2012	2011	2010
Interest Income:			
Mortgage Banking	$ 4,504	$ 5,702	$ 5,411
Total segment interest income	4,504	5,702	5,411
Other unallocated interest income	1,388	3,202	5,301
Consolidated interest income	$ 5,892	$ 8,904	$ 10,712

(dollars in thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Interest Expense:			
Homebuilding Mid Atlantic	$ 59,310	$ 48,971	$ 45,082
Homebuilding North East	8,196	5,776	5,936
Homebuilding Mid East	15,043	11,080	9,669
Homebuilding South East	9,145	5,701	5,641
Mortgage Banking	546	875	1,126
Total segment interest expense	92,240	72,403	67,454
Corporate capital allocation	(91,507)	(71,226)	(65,971)
Senior notes and other interest	6,796	715	4,546
Consolidated interest expense	$ 7,529	$ 1,892	$ 6,029
Depreciation and Amortization:			
Homebuilding Mid Atlantic	$ 3,886	$ 3,353	$ 3,369
Homebuilding North East	631	409	515
Homebuilding Mid East	1,473	1,398	1,224
Homebuilding South East	808	729	758
Mortgage Banking	397	295	362
Total segment depreciation and amortization	7,195	6,184	6,228
Unallocated corporate	905	488	1,035
Consolidated depreciation and amortization	$ 8,100	$ 6,672	$ 7,263
Expenditures for Property and Equipment:			
Homebuilding Mid Atlantic	$ 3,595	$ 3,784	$ 2,165
Homebuilding North East	1,703	424	440
Homebuilding Mid East	1,886	5,611	2,247
Homebuilding South East	1,260	369	583
Mortgage Banking	1,169	1,049	883
Total segment expenditures for property and equipment	9,613	11,237	6,318
Unallocated corporate	2,752	207	625
Consolidated expenditures for property and equipment	$ 12,365	$ 11,444	$ 6,943

(1) This item represents changes to the contract land deposit impairment reserve, which are not allocated to the reportable segments.

(2) The increase in equity-based compensation expense in 2011 compared to 2010 was due to recognizing a full year of expense in 2011 related to non-qualified stock options and restricted share units granted in the second quarter of 2010 under the 2010 Equity Incentive Plan. In addition, equity based compensation in 2010 was reduced as a result of an adjustment to option forfeiture estimates based on our actual forfeiture experience (see Note 10 herein for further discussion).

(3) This item represents the elimination of the corporate capital allocation charge included in the respective homebuilding reportable segments. The corporate capital allocation charge is based on the segment's monthly average asset balance, and was as follows for the years presented:

(dollars in thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Homebuilding Mid Atlantic	$ 59,144	$ 48,697	$ 44,758
Homebuilding North East	8,187	5,763	5,926
Homebuilding Mid East	15,039	11,074	9,657
Homebuilding South East	9,137	5,692	5,630
Total	$ 91,507	$ 71,226	$ 65,971

(4) The increase in unallocated corporate overhead in 2012 from 2011 was attributable to increased management incentive costs year over year. The decrease in unallocated corporate overhead in 2011 from 2010 was attributable to decreased management incentive costs year over year.

(5) The increase in corporate interest expense in 2012 from 2011 was attributable to the issuance of 3.95% Senior Notes due 2022 in the third quarter of 2012. The decrease in corporate interest expense in 2011 from 2010 was attributable to the redemption upon maturity of the outstanding 5% Senior Notes due 2010 in the second quarter of 2010 and the termination of the working capital credit facility in the fourth quarter of 2010.

3. Variable Interest Entities and Joint Ventures

Fixed Price Purchase Agreements

NVR generally does not engage in the land development business. Instead, the Company typically acquires finished building lots at market prices from various development entities under fixed price purchase agreements. The purchase agreements require deposits that may be forfeited if NVR fails to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts, and typically range up to 10% of the aggregate purchase price of the finished lots.

NVR believes this lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. NVR may, at its option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of its intent not to acquire the finished lots under contract. NVR's sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidated damage provisions contained within the purchase agreements. In other words, if NVR does not perform under a purchase agreement, NVR loses only its deposit. None of the creditors of any of the development entities with which NVR enters fixed price purchase agreements have recourse to the general credit of NVR. NVR generally does not have any specific performance obligations to purchase a certain number or any of the lots, nor does NVR guarantee completion of the development by the developer or guarantee any of the developers' financial or other liabilities.

NVR is not involved in the design or creation of any of the development entities from which the Company purchases lots under fixed price purchase agreements. The developer's equity holders have the power to direct 100% of the operating activities of the development entity. NVR has no voting rights in any of the development entities. The sole purpose of the development entity's activities is to generate positive cash flow returns to the equity holders. Further, NVR does not share in any of the profit or loss generated by the project's development. The profits and losses are passed directly to the developer's equity holders.

(dollars in thousands, except per share data)

The deposit placed by NVR pursuant to the fixed price purchase agreement is deemed to be a variable interest in the respective development entities. Those development entities are deemed to be variable interest entities ("VIE"). Therefore, the development entities with which NVR enters fixed price purchase agreements, including the joint venture limited liability corporations, as discussed below, are evaluated for possible consolidation by NVR. An enterprise must consolidate a VIE when that enterprise has a controlling financial interest in the VIE. An enterprise is deemed to have a controlling financial interest if it has i) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and ii) the obligation to absorb losses of the VIE that could be significant to the VIE or the rights to receive benefits from the VIE that could be significant to the VIE.

NVR believes the activities that most significantly impact a development entity's economic performance are the operating activities of the entity. Unless and until a development entity completes finished building lots through the development process to be able to sell, the process of which the development entities' equity investors bear the full risk, the entity does not earn any revenues. The operating development activities are managed solely by the development entity's equity investors.

The development entities with which NVR contracts to buy finished lots typically select the respective projects, obtain the necessary zoning approvals, obtain the financing required with no support or guarantees from NVR, select who will purchase the finished lots and at what price, and manage the completion of the infrastructure improvements, all for the purpose of generating a cash flow return to the development entity's equity holders and all independent of NVR. The Company possesses no more than limited protective legal rights through the purchase agreement in the specific finished lots that it is purchasing, and NVR possesses no participative rights in the development entities. Accordingly, NVR does not have the power to direct the activities of a developer that most significantly impact the developer's economic performance. For this reason, NVR has concluded that it is not the primary beneficiary of the development entities with which the Company enters fixed price purchase agreements, and therefore, NVR does not consolidate any of these VIEs.

As of December 31, 2012, NVR controlled approximately 53,200 lots with deposits in cash and letters of credit totaling approximately $256,600 and $3,300, respectively. As noted above, NVR's sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidated damage provisions contained within the purchase agreements and in very limited circumstances, specific performance obligations. NVR's total risk of loss related to contract land deposits as of December 31, 2012 and 2011 was as follows:

	December 31, 2012	December 31, 2011
Contract land deposits	$ 256,577	$ 202,263
Loss reserve on contract land deposits	(65,039)	(70,333)
Contract land deposits, net	191,538	131,930
Contingent obligations in the form of letters of credit	3,338	3,228
Contingent specific performance obligations (1)	7,047	8,526
Total risk of loss	$ 201,923	$ 143,684

(1) At December 31, 2012 and 2011, the Company was committed to purchase 71 and 92 finished lots under specific performance obligations, respectively.

(dollars in thousands, except per share data)

Joint Ventures

On a limited basis, NVR also obtains finished lots using joint venture limited liability corporations ("JVs"). The Company's JVs are typically structured such that NVR is a non-controlling member and is at risk only for the amount the Company has invested, in addition to any deposits placed under fixed price purchase agreements with the joint venture. NVR is not a borrower, guarantor or obligor on any debt of the JVs, as applicable. The Company enters into a standard fixed price purchase agreement to purchase lots from these JVs, and as a result has a variable interest in these JVs.

At December 31, 2012, the Company had an aggregate investment totaling approximately $82,900 in four JVs that are expected to produce approximately 7,400 finished lots, of which approximately 2,800 were not under contract with NVR. In addition, NVR had additional funding commitments in the aggregate totaling $5,000 to one of the four JVs at December 31, 2012. The Company has determined that it is not the primary beneficiary of three of the JVs because NVR and the other JV partner either share power or the other JV partner has the controlling financial interest. The aggregate investment in these three JVs was approximately $74,000 and is reported in the "Other assets" line item on the accompanying consolidated balance sheets. For the remaining JV, NVR has concluded that it is the primary beneficiary because the Company has the controlling financial interest in the JV. The condensed balance sheets at December 31, 2012 and 2011 of the consolidated JV were as follows:

	December 31, 2012	December 31, 2011
Cash	$ 906	$ 462
Restricted cash	505	503
Other assets	833	125
Land under development	13,382	19,092
Total assets	$ 15,626	$ 20,182
Debt	$ 4,574	$ 4,983
Accrued expenses	935	108
Equity	10,117	15,091
Total liabilities and equity	$ 15,626	$ 20,182

At December 31, 2011, the Company had an aggregate investment totaling approximately $89,500 in four JVs that were expected to produce approximately 6,700 finished lots. In addition, at December 31, 2011, NVR had additional funding commitments in the aggregate totaling $5,000 to one of the four JVs.

Distributions received from joint ventures are considered operating cash flows within the accompanying statements of cash flows to the extent of NVR's cumulative share of joint venture income. Any distributions received in excess of that amount are considered a return of capital, and are classified as cash flows from investing activities.

4. Land Under Development

As of December 31, 2012, NVR directly owned three separate raw parcels of land with a carrying value of $68,336 that it intends to develop into approximately 700 finished lots for use in its homebuilding operations. The Company capitalizes interest costs to land under development during the

(dollars in thousands, except per share data)

active development of finished lots. Capitalized interest is transferred to sold or unsold inventory as the development of finished lots is completed, then charged to cost of sales upon the Company's settlement of homes and the respective lots. Interest incurred during the period in excess of the interest capitalizable based on the level of qualified assets is expensed in the period incurred. Interest cost incurred for the year ended December 31, 2012 was approximately $7,900 of which approximately $890 was capitalized. None of the raw parcels had any indicators of impairment as of December 31, 2012. Based on current market conditions, NVR may, on a very limited basis, directly acquire additional raw parcels to develop into finished lots. As of December 31, 2011, NVR directly owned three separate raw parcels of land with a carrying value of approximately $78,000 and expected to produce approximately 800 finished lots.

5. Related Party Transactions

During the year ended December 31, 2012, NVR entered into new forward lot purchase agreements to purchase finished building lots for a total purchase price of approximately $49,000 with Elm Street Development, Inc. ("Elm Street"), which is controlled by one of our directors, Mr. Moran. The independent members of our Board approved these transactions. During 2012, 2011 and 2010, NVR purchased developed lots at market prices from Elm Street for approximately $54,600, $36,100 and $54,600, respectively. The Company also continues to control a parcel of raw land expected to yield at least 1,500 finished lots through a joint venture entered into with Elm Street during 2009. NVR did not make any additional capital contributions to that joint venture in 2012 or 2011. Further, during 2010, NVR also purchased a zoned, unimproved raw parcel of land from Elm Street for a total purchase price of approximately $49,000 which is expected to produce approximately 600 finished lots. During 2012, 2011 and 2010, the Company paid Elm Street approximately $143, $143 and $36, respectively, to manage the development of that property. As of December 31, 2012, approximately $48,000 in costs related to the purchase and development of this property were recorded in "Land under development" on the accompanying consolidated balance sheet.

6. Property, Plant and Equipment, net

	December 31,	
	2012	2011
Homebuilding:		
Office facilities and other	$ 18,040	$ 14,584
Model home furniture and fixtures	18,330	16,950
Manufacturing facilities	35,983	33,373
Property under capital leases	3,976	3,976
	76,329	68,883
Less: accumulated depreciation	(49,313)	(45,640)
	$ 27,016	$ 23,243
Mortgage Banking:		
Office facilities and other	$ 5,856	$ 4,833
Less: accumulated depreciation	(3,391)	(3,139)
	$ 2,465	$ 1,694

Certain property, plant and equipment listed above is collateral for certain debt of NVR as more fully described in Note 7 herein.

(dollars in thousands, except per share data)

7. Debt

	December 31, 2012	December 31, 2011
Homebuilding:		
Other term debt:		
Capital lease obligations due in monthly installments through 2014 (a)	$ 757	$ 1,613
Senior notes (b)	$ 598,988	$ -
Mortgage Banking:		
Master repurchase agreement (c)	$ -	$ -

(a) The capital lease obligation has a fixed interest rate of 13.0% and is collateralized by buildings and equipment with a net book value of approximately $309 and $495 at December 31, 2012 and 2011, respectively.

The following schedule provides future minimum lease payments under the capital lease together with the present value as of December 31, 2012:

Year Ending December 31,	
2013	$ 703
2014	117
2015	-
2016	-
2017	-
Thereafter	-
	820
Amount representing interest	(63)
	$ 757

(b) On September 10, 2012, NVR completed an offering for $600,000 of 3.95% Senior Notes due 2022 (the "Notes") under a shelf registration statement filed on September 5, 2012 with the Securities and Exchange Commission (the "SEC"). The Notes were issued at a discount to yield 3.97% and have been reflected net of the unamortized discount in the accompanying consolidated balance sheet. The offering of the Notes resulted in aggregate net proceeds of approximately $593,900, after deducting underwriting discounts and other offering expenses. The Notes mature on September 15, 2022 and bear interest at 3.95%, payable semi-annually in arrears on March 15 and September 15, commencing on March 15, 2013. The Notes are senior unsecured obligations and rank equally in right of payment with any of NVR's existing and future unsecured senior indebtedness, will rank senior in right of payment to any of NVR's future indebtedness that is by its terms expressly subordinated to the Notes and will be effectively subordinated to any of NVR's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The indenture governing the Notes has, among other items, and subject to certain exceptions, covenants that restrict the Company's ability to create, incur, assume or guarantee secured debt, enter into sale and leaseback transactions and conditions related to mergers and/or the sale of assets.

(dollars in thousands, except per share data)

(c) On August 1, 2012, NVRM entered into a revolving mortgage repurchase agreement with U.S. Bank National Association (the "Repurchase Agreement"). The purpose of the Repurchase Agreement is to finance the origination of mortgage loans by NVRM. The Repurchase Agreement provides for loan purchases up to $25,000, subject to certain sub limits. The Repurchase Agreement expires on July 31, 2013.

Advances under the Repurchase Agreement carry a Pricing Rate based on the Libor Rate plus the Libor Margin, or the Default Pricing Rate, as determined under the Repurchase Agreement, provided that the Pricing Rate shall not be less than 3.10%. There are several restrictions on purchased loans, including that they cannot be sold to others, they cannot be pledged to anyone other than the agent, and they cannot support any other borrowing or repurchase agreement. At both December 31, 2012 and 2011, there was no debt outstanding under the Repurchase Agreement. There were no borrowing base limitations at December 31, 2012.

The Repurchase Agreement contains various affirmative and negative covenants. The negative covenants include among others, certain limitations on transactions involving acquisitions, mergers, the incurrence of debt, sale of assets and creation of liens upon any of its Mortgage Notes. Additional covenants include (i) a tangible net worth requirement, (ii) a minimum liquidity requirement, (iii) a minimum net income requirement, and (iv) a maximum leverage ratio requirement. The Company was in compliance with all covenants under the Repurchase Agreement at December 31, 2012.

* * * * *

Maturities with respect to the Company's debt as of December 31, 2012 are as follows:

Year Ending December 31,	
2013	$ 642
2014	115
2015	-
2016	-
2017	-
Thereafter	600,000
Total	$ 600,757

8. Common Stock

There were 4,914,130 and 4,977,633 common shares outstanding at December 31, 2012 and 2011, respectively. As of December 31, 2012, NVR had reacquired a total of approximately 22,700,000 shares of NVR common stock at an aggregate cost of approximately $4,754,000 since December 31, 1993. The Company repurchased 285,495 shares at an aggregate purchase price of approximately $227,300 during 2012. The Company repurchased 1,017,588 shares at an aggregate purchase price of approximately $689,300 during 2011 and repurchased 644,562 shares at an aggregate purchase price of approximately $417,100 during 2010.

Since 1999, the Company has issued shares from the treasury for all stock option exercises. There have been approximately 7,062,000 common shares reissued from the treasury in satisfaction of stock option exercises and other employee benefit obligations. The Company issued 221,992; 333,380

(dollars in thousands, except per share data)

and 359,765 such shares during 2012, 2011 and 2010, respectively.

9. Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Current:			
Federal	$ 76,599	$ 45,112	$ 96,449
State	3,066	8,004	12,468
Deferred:			
Federal	13,086	21,492	6,352
State	1,738	3,548	1,119
	$ 94,489	$ 78,156	$ 116,388

In addition to amounts applicable to income before taxes, the following income tax benefits were recorded in shareholders' equity:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Income tax benefits arising from compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	$ 14,319	$ 22,835	$ 63,558

Deferred income taxes on NVR's consolidated balance sheets were comprised of the following:

	December 31, 2012	December 31, 2011
Deferred tax assets:		
Other accrued expenses and contract land deposit reserve	$ 77,475	$ 83,744
Deferred compensation	10,923	10,939
Equity-based compensation expense	26,151	35,417
Inventory	10,914	6,622
Unrecognized tax benefit	22,295	25,594
Other	5,606	4,228
Total deferred tax assets	153,364	166,544
Less: deferred tax liabilities	1,702	2,128
Net deferred tax position	$ 151,662	$ 164,416

Deferred tax assets arise principally as a result of various accruals required for financial reporting purposes, stock option expense and deferred compensation, which are not currently deductible for tax return purposes.

(dollars in thousands, except per share data)

Management believes that the Company will have sufficient available carry-backs and future taxable income to make it more likely than not that the net deferred tax assets will be realized. Federal taxable income is estimated to be $188,362 for the year ended December 31, 2012, and was $79,056 for the year ended December 31, 2011.

A reconciliation of income tax expense in the accompanying consolidated statements of income to the amount computed by applying the statutory federal income tax rate of 35% to income before taxes is as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Income taxes computed at the federal statutory rate	$ 96,277	$ 72,652	$ 112,838
State income taxes, net of federal income tax benefit	3,226	7,974	7,731
Other, net	(5,014)	(2,470)	(4,181)
	$ 94,489	$ 78,156	$ 116,388

The Company's effective tax rate in 2012, 2011 and 2010 was 34.35%, 37.65% and 36.10%, respectively. During 2012, the Company reduced its provision for unrecognized tax benefits by $9,154, which reduced the 2012 effective tax rate. The reduction resulted from settlements with and an audit by certain taxing authorities during 2012 which led the Company to update its evaluation of the administrative practice in other states for similar uncertain tax positions to determine whether the positions taken in those states were effectively settled.

The Company files a consolidated U.S. federal income tax return, as well as state and local tax returns in all jurisdictions where the Company maintains operations. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years prior to 2009.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011
Balance at beginning of year	$ 45,049	$ 44,722
Additions based on tax positions related to the current year	4,185	3,291
Reductions for tax positions of prior years	(8,928)	(2,964)
Settlements	(62)	-
Balance at end of year	$ 40,244	$ 45,049

If recognized, the total amount of unrecognized tax benefits that would affect the effective tax rate (net of the federal tax benefit) is $26,159.

The Company recognizes interest related to unrecognized tax benefits as a component of income tax expense. For the year ended December 31, 2012, the Company recognized a net reversal of accrued interest on unrecognized tax benefits in the amount of $4,116. For the years ended 2011 and 2010, the Company accrued interest on unrecognized tax benefits in the amounts of $2,076 and $573, respectively.

(dollars in thousands, except per share data)

As of December 31, 2012 and 2011, the Company had a total of $20,658 and $24,797, respectively, of accrued interest on unrecognized tax benefits which are included in "Accrued expenses and other liabilities" on the accompanying consolidated balance sheets. Based on its historical experience in dealing with various taxing authorities, the Company has found that it is the administrative practice of these authorities to not seek penalties from the Company for the tax positions it has taken on its returns, related to its unrecognized tax benefits. Therefore, the Company does not accrue penalties for the positions in which it has an unrecognized tax benefit. However, if such penalties were to be accrued, they would be recorded as a component of income tax expense.

The Company believes that within the next 12 months, it is reasonably possible that the unrecognized tax benefits will be reduced by approximately $4,236 due to statute expiration and effectively settled positions in various state jurisdictions. The Company is currently under audit by the states of Michigan and Pennsylvania.

10. Equity-Based Compensation, Profit Sharing and Deferred Compensation Plans

Equity-Based Compensation Plans

NVR's equity-based compensation plans provide for the granting of non-qualified stock options to purchase shares of NVR common stock ("Options") and restricted share units ("RSUs") to key management employees, including executive officers and Board members, of the Company. The exercise price of Options granted is equal to the closing price of the Company's common stock on the New York Stock Exchange on the day prior to the date of grant, and RSUs are issued at a $0 exercise price. Options are granted for a ten-year term and typically vest in separate tranches over periods of 3 to 6 years, depending upon the plan from which the shares were granted, based solely on continued employment or continued service as a Director. RSUs generally vest in separate tranches over a period of 2 years, based solely on continued employment or continued service as a Director. At December 31, 2012, there was an aggregate of 639,078 options and 82,619 RSUs outstanding, and there were an additional 172,107 available shares to be granted under existing equity-based compensation plans. Of the available shares to be granted, up to 83,967 shares may be granted in the form of RSUs.

The following is a summary description of each of the Company's equity-based compensation plans for any plan with grants outstanding at December 31, 2012:

- During 1996, the Company's shareholders approved the Board of Directors' adoption of the Management Long-Term Stock Option Plan (the "1996 Option Plan"). There were 2,000,000 Options authorized under the Management Long Term Stock Option Plan. All Options were granted at an exercise price equal to the closing price of the Company's common stock on the New York Stock Exchange on the day prior to the date of grant. The outstanding Options expire 10 years after the dates upon which they were granted, and are fully vested as of December 31, 2012. There are no grants remaining available to issue from the 1996 Option Plan.

- During 1999, the Company's shareholders approved the Board of Directors' adoption of the 1998 Management Long-Term Stock Option Plan (the "1998 Option Plan"). There were 1,000,000 Options authorized under the 1998 Option Plan. All Options were granted at an exercise price equal to the closing price of the Company's common stock on the New York Stock Exchange on the day prior to the

(dollars in thousands, except per share data)

date of grant. The Options expire 10 years after the dates upon which they were granted. The outstanding Options generally vest in 25% increments beginning on December 31, 2006, or later depending on the date of grant. There are no grants remaining available to issue from the 1998 Option Plan.

- During 1999, the Company's shareholders approved the Board of Directors' adoption of the 1998 Directors' Long Term Stock Option Plan (the "1998 Directors' Plan"). There were 150,000 Options to purchase shares of common stock authorized for grant to the Company's outside directors under the 1998 Directors' Plan. All Options were granted at an exercise price equal to the closing price of the Company's common stock on the New York Stock Exchange on the day prior to the date of grant. The outstanding Options were granted for a 10-year period and are fully vested as of December 31, 2012. There are no grants remaining available to issue from the 1998 Directors' Plan.

- During 2000, the Board approved the 2000 Broadly-Based Stock Option Plan (the "2000 Plan"). The Company did not seek approval from its shareholders for the 2000 Plan. There were 2,000,000 Options authorized under the 2000 Plan. All Options were granted at an exercise price equal to the closing price of the Company's common stock on the New York Stock Exchange on the day prior to the date of grant. Grants under the 2000 Plan were available to both employees and members of the Board. The distribution of Options to key employees and members of the Board, in aggregate, were limited to 50% or less of the total options authorized under the 2000 Plan. Options granted under the 2000 Plan expire 10 years from the date of grant, and generally vest annually in 25% increments beginning on December 31, 2006, or later depending on the date of grant. There are no grants remaining available to issue from the 2000 Plan.

- During 2010, the Company's shareholders approved the Board of Directors' adoption of the 2010 Equity Incentive Plan (the "2010 Equity Plan"). The 2010 Equity Plan authorizes the Company to issue Options and RSUs to key management employees, including executive officers and Board members, to acquire up to an aggregate 700,000 shares of the Company's common stock. Of the 700,000 aggregate shares available to issue, up to 240,000 may be granted in the form of RSUs. All Options are granted at an exercise price equal to the closing price of the Company's common stock on the New York Stock Exchange on the day prior to the date of grant, and all RSUs are granted at a $0 exercise price. The Options are granted for a 10-year period. The RSUs generally vest annually in 50% increments beginning on December 31, 2011, or later as determined by the date of grant, and the Options generally vest as to 50% of the underlying shares in annual increments beginning on December 31, 2013, or later as determined by the date of grant. At December 31, 2012, there were 172,107 shares available to be granted under the 2010 Equity Plan, of which 83,967 may be granted as RSUs.

During 2012, the Company issued 84,073 Options and 4,585 RSUs under the 2010 Equity Plan. The exercise price of each Option granted was equal to the closing price of the Company's common stock on the day immediately preceding the date of grant, and each RSU was granted at a $0 exercise price. Each Option was granted for a term of ten (10) years from the date of grant. The majority of the RSUs

(dollars in thousands, except per share data)

granted during 2012 under the 2010 Equity Plan will vest in 50% increments with the beginning vesting dates ranging from December 31, 2013 through December 31, 2016. The majority of the Options granted in 2012 will vest in 25% increments beginning on December 31, 2014. All Options and RSUs granted are subject to the grantee's continued employment or continued service as a Director, as applicable.

The following table provides additional information relative to NVR's equity-based compensation plans for the year ended December 31, 2012:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)	Aggregate Intrinsic Value
Stock Options				
Outstanding at beginning of period	737,702	$ 627.08		
Granted	84,073	808.53		
Exercised	(148,578)	492.75		
Forfeited	(34,119)	673.58		
Expired	-	-		
Outstanding at end of period	639,078	$ 679.70	7.1	$ 153,570
Exercisable at end of period	124,763	$ 531.45	4.3	$ 48,477
RSUs (1)				
Outstanding at beginning of period	154,483			
Granted	4,585			
Exercised	(73,414)			
Forfeited	(3,035)			
Outstanding at end of period	82,619			$ 76,009
Vested at end of period	73,101			$ 67,253

(1) RSU grants were issued at a $0 exercise price.

To estimate the grant-date fair value of its stock options, the Company uses the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following factors: the option's exercise price; the price of the underlying stock on the date of grant; the estimated dividend yield; a "risk-free" interest rate; the estimated option term; and the expected volatility. For the "risk-free" interest rate, the Company uses a U.S. Treasury Strip due in a number of years equal to the option's expected term. NVR has concluded that its historical exercise experience is the best estimate of future exercise patterns to determine an option's expected term. To estimate expected volatility, NVR analyzed the historic volatility of its common stock over a period equal to the option's expected term. The fair value of the Options granted during 2012, 2011 and 2010 were estimated on the grant date using the Black-Scholes option-pricing model based on the following assumptions:

(dollars in thousands, except per share data)

	2012	2011	2010
Estimated option life	4.95 years	4.79 years	5.02 years
Risk free interest rate (range)	0.35% - 1.84%	0.44% - 2.86%	0.99% - 2.84%
Expected volatility (range)	17.71% - 34.43%	31.29% - 37.43%	34.34% - 41.12%
Expected dividend rate	0.00%	0.00%	0.00%
Weighted average grant-date fair value per share of options granted	$ 221.45	$ 230.38	$ 256.35

In accordance with ASC Topic 718, *Compensation-Stock Compensation*, the fair value of the RSUs is measured as if they were vested and issued on the grant date. Additionally, under ASC 718, service only restrictions on vesting of RSUs are not reflected in the fair value calculation at the grant date. As a result, the fair value of the RSUs was the closing price of the Company's common stock on the day immediately preceding the date of grant. The weighted average fair value of the RSUs granted in the current year was $738.71 per share.

Compensation cost for Options and RSUs is recognized on a straight-line basis over the requisite service period for the entire award (from the date of grant through the period of the last separately vesting portion of the grant). For the recognition of equity-based compensation, the RSUs are treated as a separate award from the Options. Compensation cost is recognized within the income statement in the same expense line as the cash compensation paid to the respective employees. ASC 718 also requires the Company to estimate forfeitures in calculating the expense related to equity-based compensation and requires that the compensation costs of equity-based awards be recognized net of estimated forfeitures. The impact on compensation costs due to changes in the expected forfeiture rate will be recognized in the period that they become known. In 2012, 2011, and 2010, the Company recognized $64,841, $64,473 and $53,136 in equity-based compensation costs, respectively, and approximately $23,900, $23,600 and $19,200 tax benefit related to equity-based compensation costs, respectively. In 2012, the Company reversed approximately $2,500 in stock-based compensation expense previously recorded to adjust for the actual forfeiture experience from prior forfeiture rate estimates. The reversal was made to the accounts originally charged as follows; approximately $1,950 and $450 from homebuilding general and administrative and cost of sales expense, respectively, and approximately $100 from NVRM general and administrative expense. In 2010, the Company reversed approximately $7,600 in stock-based compensation expense previously recorded to adjust for the actual forfeiture experience. The reversal was made as follows; approximately $6,600 and $400 from homebuilding general and administrative and cost of sales expense, respectively, and approximately $600 from NVRM general and administrative expense.

As of December 31, 2012, the total unrecognized compensation cost for all outstanding Options and RSUs equals approximately $68,973, net of estimated forfeitures. The unrecognized compensation cost will be recognized over each grant's applicable vesting period with the latest vesting date being December 31, 2018. The weighted-average period over which the unrecognized compensation will be recorded is equal to approximately 1.9 years.

The Company settles option exercises and vesting of RSUs by issuing shares of treasury stock to option holders. Shares are relieved from the treasury account based on the weighted average cost of treasury shares acquired. During the years ended December 31, 2012, 2011 and 2010, 221,992; 333,380 and 359,765 shares, respectively, were issued from the treasury account for option exercises and vesting of RSUs. Information with respect to the vested RSUs and exercised options is as follows:

(dollars in thousands, except per share data)

	2012	2011	2010
Aggregate exercise proceeds (1)	$ 73,211	$ 108,322	$ 78,626
Aggregate intrinsic value on exercise dates	$ 101,334	$ 142,381	$ 165,007

(1) Aggregate exercise proceeds include the option exercise price received in cash or the fair market value of NVR stock surrendered by the optionee in lieu of cash.

Profit Sharing Plans

NVR has a trustee-administered, profit sharing retirement plan (the "Profit Sharing Plan") and an Employee Stock Ownership Plan ("ESOP") covering substantially all employees. The Profit Sharing Plan and the ESOP provide for annual discretionary contributions in amounts as determined by the NVR Board of Directors. The combined plan contribution for the years ended December 31, 2012, 2011 and 2010 was $9,575, $6,616 and $6,567, respectively. The ESOP purchased approximately 9,200 and 9,300 shares of NVR common stock in the open market for the 2012 and 2011 plan year contributions, respectively, using cash contributions provided by the Company. As of December 31, 2012, all shares held by the ESOP had been allocated to participants' accounts. The 2012 plan year contribution was funded and fully allocated to participants in February 2013.

Deferred Compensation Plans

The Company has two deferred compensation plans ("Deferred Comp Plans"). The specific purpose of the Deferred Comp Plans is to i) establish a vehicle whereby named executive officers may defer the receipt of salary and bonus that otherwise would be nondeductible for Company tax purposes into a period where the Company would realize a tax deduction for the amounts paid, and ii) to enable certain of our employees who are subject to the Company's stock holding requirements to acquire shares of our common stock on a pre-tax basis in order to more quickly meet, and maintain compliance with those stock holding requirements. Amounts deferred into the Deferred Comp Plans are invested in NVR common stock, held in a rabbi trust account, and are paid out in a fixed number of shares upon expiration of the deferral period.

The rabbi trust account held 152,223 and 152,964 shares of NVR common stock as of December 31, 2012 and 2011, respectively. During 2012, 741 shares of NVR common stock were issued from the rabbi trust related to deferred compensation for which the deferral period ended. There were no shares of NVR common stock contributed to the rabbi trust in 2012 or 2011. Shares held by the Deferred Comp Plans are treated as outstanding shares in the Company's earnings per share calculation for each of the years ended December 31, 2012, 2011 and 2010.

11. Commitments and Contingent Liabilities

NVR is committed under multiple non-cancelable operating leases involving office space, model homes, manufacturing facilities, automobiles and equipment. Future minimum lease payments under these operating leases as of December 31, 2012 are as follows:

(dollars in thousands, except per share data)

Year Ending December 31,		
2013	$	19,720
2014		14,228
2015		10,633
2016		8,490
2017		7,297
Thereafter		11,986
		72,354
Sublease income		(631)
	$	71,723

Total rent expense incurred under operating leases was approximately $33,399, $33,607 and $33,172 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company generally does not engage in the land development business. Instead, the Company typically acquires finished building lots at market prices from various development entities under fixed price purchase agreements. The purchase agreements require deposits that may be forfeited if the Company fails to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts, and typically range up to 10% of the aggregate purchase price of the finished lots. The Company believes this lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. The Company generally seeks to maintain control over a supply of lots believed to be suitable to meet its five-year business plan. At December 31, 2012, assuming that contractual development milestones are met, the Company is committed to placing additional forfeitable deposits with land developers under existing lot option contracts of $48,982. The Company also has eight specific performance contracts pursuant to which the Company is committed to purchase 71 finished lots at an aggregate purchase price of approximately $7,000.

During the ordinary course of operating the mortgage banking and homebuilding businesses, the Company is required to enter into bond or letter of credit arrangements with local municipalities, government agencies, or land developers to collateralize its obligations under various contracts. The Company had approximately $47,100 of contingent obligations under such agreements (including $9,634 for letters of credit issued under an uncommitted, collateralized letter of credit facility) as of December 31, 2012. The Company believes it will fulfill its obligations under the related contracts and does not anticipate any material losses under these bonds or letters of credit.

The following table reflects the changes in the Company's warranty reserve (see Note 1 herein for further discussion of warranty/product liability reserves):

	Year Ended December 31, 2012		Year Ended December 31, 2011		Year Ended December 31, 2010	
Warranty reserve, beginning of year	$	64,008	$	69,787	$	64,417
Provision		41,138		37,040		44,633
Payments		(42,404)		(42,819)		(39,263)
Warranty reserve, end of year	$	62,742	$	64,008	$	69,787

(dollars in thousands, except per share data)

On July 18, 2007, former and current employees filed lawsuits against the Company in the Court of Common Pleas in Allegheny County, Pennsylvania and Hamilton County, Ohio, in Superior Court in Durham County, North Carolina, and in the Circuit Court in Montgomery County, Maryland, and on July 19, 2007 in the Superior Court in New Jersey, alleging that the Company incorrectly classified its sales and marketing representatives as being exempt from overtime wages. These lawsuits are similar in nature to another lawsuit filed on October 29, 2004 by another former employee in the United States District Court for the Western District of New York. The complaints seek injunctive relief, an award of unpaid wages, including fringe benefits, liquidated damages equal to the overtime wages allegedly due and not paid, attorney and other fees and interest, and where available, multiple damages. The suits were filed as purported class actions. However, while a number of individuals have filed consents to join and assert federal claims in the New York action, none of the groups of employees that the lawsuits purport to represent have been certified as a class, and the Company has filed a motion to decertify the federal collective action claim and dismiss the individuals who filed consents from the case. The lawsuits filed in Ohio, Pennsylvania, Maryland, New Jersey and North Carolina have been stayed pending further developments in the New York action.

The Company believes that its compensation practices in regard to sales and marketing representatives are entirely lawful and in compliance with two letter rulings from the United States Department of Labor ("DOL") issued in January 2007. Courts that have considered similar claims against other homebuilders have acknowledged the DOL's position that sales and marketing representatives were properly classified as exempt from overtime wages and the only court to have directly addressed the exempt status of such employees concluded that the DOL's position was valid. Accordingly, the Company has vigorously defended and intends to continue to vigorously defend these lawsuits. Because the Company is unable to determine the likelihood of an unfavorable outcome of this case, or the amount of damages, if any, the Company has not recorded any associated liabilities on the accompanying consolidated balance sheets.

In June 2010, the Company received a Request for Information from the United States Environmental Protection Agency ("EPA") pursuant to Section 308 of the Clean Water Act. The request sought information about storm water discharge practices in connection with homebuilding projects completed or underway by the Company in New York and New Jersey. The Company cooperated with this request, and provided information to the EPA. The Company has since been informed by the United States Department of Justice ("DOJ") that the EPA forwarded the information on the matter to the DOJ, and the DOJ requested that the Company meet with the government to discuss the status of the case. Meetings took place in January 2012 and August 2012 with representatives from both the EPA and DOJ. It is as yet unclear what next steps the DOJ will take in the matter. The Company intends to continue cooperating with any future EPA and/or DOJ inquiries. At this time, the Company cannot predict the outcome of this inquiry, nor can it reasonably estimate the potential costs that may be associated with its eventual resolution.

In August 2011, the Wage and Hour Division of the DOL notified the Company that it was initiating an investigation to determine the Company's compliance with the Fair Standards Labor Act ("FSLA"). In the notice, the DOL requested certain information, including payroll data for a two year period and multiple community-specific items related to the Company's homebuilding operations. The Company has cooperated with this information request and has either provided or made available the information that the DOL has requested. The DOL has investigated the Company's headquarters, two manufacturing facilities and certain of its operating divisions. The DOL has communicated that it has not found any violations at any of these operations. The DOL appears to have completed its investigation, although, in accordance with DOL practice, NVR has not been formally notified of such. Thus, the

(dollars in thousands, except per share data)

Company cannot predict whether the DOL will investigate other NVR operations. Further, it is important to understand that under the law, the DOL can investigate other NVR operations or even operations that it has previously audited, either on its own initiative or in response to an employee complaint. The Company believes that its payroll practices are in compliance with the FSLA.

The Company and its subsidiaries are also involved in various other litigation arising in the ordinary course of business. In the opinion of management, and based on advice of legal counsel, this litigation is not expected to have a material adverse effect on the financial position, results of operations or cash flows of the Company. Legal costs incurred in connection with outstanding litigation are expensed as incurred.

12. Fair Value

Financial Instruments

The estimated fair value of NVR's 3.95% Senior Notes due 2022 as of December 31, 2012 was $618,000. The estimated fair value is based on recent market prices of similar transactions, which is classified as Level 2 within the fair value hierarchy. The carrying value was $598,988 at December 31, 2012. Except as otherwise noted below, NVR believes that insignificant differences exist between the carrying value and the fair value of its financial instruments, which consists of cash equivalents, due to their short term nature.

Derivative Instruments and Mortgage Loans Held for Sale

In the normal course of business, NVR's mortgage banking segment enters into contractual commitments to extend credit to buyers of single-family homes with fixed expiration dates. The commitments become effective when the borrowers "lock-in" a specified interest rate within time frames established by NVR. All mortgagors are evaluated for credit worthiness prior to the extension of the commitment. Market risk arises if interest rates move adversely between the time of the "lock-in" of rates by the borrower and the sale date of the loan to a broker/dealer. To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, the Company enters into optional or mandatory delivery forward sale contracts to sell whole loans and mortgage-backed securities to broker/dealers. The forward sale contracts lock in an interest rate and price for the sale of loans similar to the specific rate lock commitments. NVR does not engage in speculative or trading derivative activities. Both the rate lock commitments to borrowers and the forward sale contracts to broker/dealers are undesignated derivatives and, accordingly, are marked to fair value through earnings. At December 31, 2012, there were contractual commitments to extend credit to borrowers aggregating $138,865 and open forward delivery contracts aggregating $305,322.

GAAP assigns a fair value hierarchy to the inputs used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets and liabilities. Level 2 inputs are inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs. The fair value of the Company's rate lock commitments to borrowers and the related input levels includes, as applicable:

- i) the assumed gain/loss of the expected resultant loan sale (level 2);
- ii) the effects of interest rate movements between the date of the rate lock and the balance sheet date (level 2); and
- iii) the value of the servicing rights associated with the loan (level 2).

(dollars in thousands, except per share data)

The assumed gain/loss considers the amount that the Company has discounted the price to the borrower from par for competitive reasons and the excess servicing to be received or buydown fees to be paid upon securitization of the loan. The excess servicing and buydown fees are calculated pursuant to contractual terms with investors. To calculate the effects of interest rate movements, the Company utilizes applicable published mortgage-backed security prices, and multiplies the price movement between the rate lock date and the balance sheet date by the notional loan commitment amount. The Company sells all of its loans on a servicing released basis, and receives a servicing released premium upon sale. Thus, the value of the servicing rights, which averaged 38 basis points of the loan amount as of December 31, 2012, is included in the fair value measurement and is based upon contractual terms with investors and varies depending on the loan type. The Company assumes an approximate 7% fallout rate when measuring the fair value of rate lock commitments. Fallout is defined as locked loan commitments for which the Company does not close a mortgage loan and is based on historical experience.

The fair value of the Company's forward sales contracts to broker/dealers solely considers the market price movement of the same type of security between the trade date and the balance sheet date (level 2). The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

Mortgage loans held for sale are recorded at fair value when closed, and thereafter are carried at the lower of cost or fair value, net of deferred origination costs, until sold. Fair value is measured using level 2 inputs. The fair value of loans held for sale of $188,929 included on the accompanying consolidated balance sheet has been decreased by $1,897 from the aggregate principal balance of $190,826.

The undesignated derivative instruments are included on the accompanying consolidated balance sheet as follows:

	Balance Sheet Location	Fair Value December 31, 2012
Derivative Assets:		
Forward sales contracts	NVRM - Other assets	$ 490
Derivative Liabilities:		
Rate lock commitments	NVRM - Accounts payable and other liabilities	$ 1,094

(dollars in thousands, except per share data)

The fair value measurement as of December 31, 2012 was as follows:

	Notional or Principal Amount	Assumed Gain/(Loss) From Loan Sale	Interest Rate Movement Effect	Servicing Rights Value	Security Price Change	Total Fair Value Measurement Gain/(Loss)
Rate lock commitments	$ 138,865	$ (1,384)	$ (153)	$ 443	$ -	$ (1,094)
Forward sales contracts	$ 305,322	-	-	-	490	490
Mortgages held for sale	$ 190,826	(1,997)	(679)	779	-	(1,897)
Total Fair Value Measurement, December 31, 2012		$ (3,381)	$ (832)	$ 1,222	$ 490	$ (2,501)

For the years ended December 31, 2012, 2011 and 2010, NVRM recorded fair value adjustment expense of $2,431, $1,080 and $335, respectively. Unrealized losses/gains from the change in the fair value measurements are included in earnings as a component of mortgage banking fees in the accompanying consolidated statements of income. The fair value measurement will be impacted in the future by the change in the value of the servicing rights, interest rate movements, security price fluctuations, and the volume and product mix of the Company's closed loans and locked loan commitments.

13. Mortgage Loan Loss Allowance

During the third quarter of 2012, the Company entered into a settlement agreement with one of our correspondent lenders to pay $7,250 to settle all pending and future repayment and settlement requests for all loans sold to that correspondent lender. The settlement payment reduced the mortgage loan loss allowance. During the years ended December 31, 2012, 2011 and 2010, the Company recognized pre-tax charges for loan losses related to mortgage loans sold of approximately $1,300, $5,100 and $6,200, respectively. Included in the Mortgage Banking segment's "Accounts payable and other liabilities" line item on the accompanying consolidated balance sheets is a mortgage loan loss allowance equal to approximately $6,550 and $12,850 at December 31, 2012 and 2011, respectively.

14. Acquisition

On December 31, 2012, the Company completed the acquisition of substantially all of the assets and the assumption of certain liabilities of Heartland Homes, Inc. ("Heartland"), which operates predominantly in the Pittsburgh, PA market, for $17,000 in cash, of which $2,000 was deferred and is to be paid one half on each December 31, 2013 and 2014, subject to offsets. The Company acquired tangible assets of approximately $47,000, consisting primarily of inventory and assumed liabilities of approximately $39,500 of which approximately $21,900 consisted of construction loans which were repaid at closing. The acquisition did not impact the Company's sales or settlements in 2012. The preliminary purchase price allocation resulted in identifiable finite-lived intangible assets of $8,778 and goodwill of $441 which is equal to the excess of the purchase price over the fair value of the net assets acquired.

(dollars in thousands, except per share data)

15. Quarterly Results (unaudited)

The following table sets forth unaudited selected financial data and operating information on a quarterly basis for the years ended December 31, 2012 and 2011.

	Year Ended December 31, 2012			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenues-homebuilding operations	$ 925,363	$ 854,396	$ 755,290	$ 586,195
Gross profit – homebuilding operations	$ 168,967	$ 151,960	$ 130,312	$ 94,366
Mortgage banking fees	$ 18,375	$ 16,241	$ 14,493	$ 14,297
Net income	$ 60,627	$ 53,000	$ 46,838	$ 20,123
Diluted earnings per share	$ 11.98	$ 10.33	$ 8.97	$ 3.90
Contracts for sale, net of cancellations (units)	2,625	2,558	2,614	3,157
Settlements (units)	2,788	2,656	2,475	1,924
Backlog, end of period (units)	4,979	4,950	5,048	4,909
Loans closed	$ 642,171	$ 594,867	$ 548,871	$ 420,184

	Year Ended December 31, 2011			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenues-homebuilding operations	$ 728,808	$ 696,980	$ 682,663	$ 502,744
Gross profit – homebuilding operations	$ 112,086	$ 124,598	$ 124,062	$ 84,824
Mortgage banking fees	$ 12,480	$ 10,496	$ 13,218	$ 11,760
Net income	$ 32,392	$ 43,409	$ 38,445	$ 15,174
Diluted earnings per share	$ 6.32	$ 7.98	$ 6.48	$ 2.52
Contracts for sale, net of cancellations (units)	2,158	2,218	2,468	2,403
Settlements (units)	2,391	2,255	2,207	1,634
Backlog, end of period (units)	3,676	3,909	3,946	3,685
Loans closed	$ 520,919	$ 489,866	$ 504,116	$ 353,571

EXHIBIT 31.1

SARBANES-OXLEY ACT SECTION 302 CERTIFICATIONS

I, Paul C. Saville, certify that:

1. I have reviewed this report on Form 10-K of NVR, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2013

By: /s/ Paul C. Saville
Paul C. Saville
President and Chief Executive Officer

EXHIBIT 31.2

SARBANES-OXLEY ACT SECTION 302 CERTIFICATIONS

I, Dennis M. Seremet, certify that:

1. I have reviewed this report on Form 10-K of NVR, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2013

By: /s/ Dennis M. Seremet
Dennis M. Seremet
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT 32

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of NVR, Inc. for the period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of NVR, Inc., hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of NVR, Inc.

Date: February 19, 2013

By: /s/ Paul C. Saville
Paul C. Saville
President and Chief Executive Officer

By: /s/ Dennis M. Seremet
Dennis M. Seremet
Senior Vice President, Chief Financial Officer and Treasurer

Directors and Officers

Board of Directors

Dwight C. Schar [5]
Chairman of the Board
NVR, Inc.

C.E. Andrews [1,4,6]
Corporate Director

Robert C. Butler [1,4,6]
Corporate Director

Timothy M. Donahue [3,5]
Corporate Director

Thomas D. Eckert [2,*]
Chairman
Capital Automotive Real Estate Services, Inc.

Alfred E. Festa [1,3,4]
Chairman & Chief Executive Officer
W.R. Grace & Co.

Manuel H. Johnson [1,4,5]
Co-Chairman & Senior Partner
Johnson Smick International, Inc.

Mel Martinez [3]
Chairman of the Southeast and Latin America
JPMorgan Chase and Company

William A. Moran [5]
Chairman
Elm Street Development, Inc.

David A. Preiser [2,3]
Senior Managing Director
Houlihan Lokey

W. Grady Rosier [2,6]
President & Chief Executive Officer
McLane Company, Inc.

John M. Toups [2,6]
Corporate Director

Paul W. Whetsell [2]
President & Chief Executive Officer
Loews Hotels Holding Corp.

Committees:

1. Audit
2. Compensation
3. Nominating
4. Qualified Legal Compliance
5. Executive
6. Corporate Governance

**Independent Lead Director*

Executive Officers

Paul C. Saville
President & Chief Executive Officer

Daniel D. Malzahn
Vice President, Chief Financial Officer & Treasurer

Robert W. Henley
President, NVR Mortgage

Eugene J. Bredow
Vice President & Controller

General Information

Stock Exchange Information

Listed on the New York Stock Exchange
Symbol: NVR

Transfer Agent & Registrar

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940
1-877-373-6374
www.computershare.com/investor

Annual Meeting

The Annual Meeting of NVR, Inc. will be held on May 7, 2013, at 11:30 a.m. at the NVR Corporate Headquarters, 11700 Plaza America Drive, Suite 500 Reston, VA 20190

Shareholders should contact the NVR Investor Relations Department at the preceding address to obtain directions to attend the Annual Meeting in person.

Shareholder Inquiries

Communications concerning transfer requirements, lost certificates, dividends or change of address should be addressed to Computershare at the address listed above.

General Counsel

The Sack Law Firm, P.C.
McLean, VA

Auditors

KPMG LLP
McLean, VA

Press Releases, SEC Filings, & Corporate Governance Documents

Recent press releases, SEC filings, and corporate governance documents are available on NVR's website (www.nvrinc.com) or they may be obtained in print at no charge by contacting the NVR Investor Relations Department at:

NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, VA 20190


NVR

NVR, Inc. 11700 Plaza America Drive Suite 500 Reston, VA 20190